(Mark One)

U.S. Securities and Exchange Commission

Washington, D.C. 20549

~~Form 10-K~~ AR/S

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2001

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ____________ to ____________

Commission file number 0-22132

BUCKHEAD AMERICA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**58-2023732**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7000 Central Parkway, Suite 850, Atlanta, GA	**30328**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(770) 393-2662**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered under Section 12(g) of the Act:
Common stock, par value $.01
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant. The aggregate market value is computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing. As of February 28, 2002: $932,927.

For purposes of this response, all executive officers, directors, and holders of greater than 10% of the outstanding common shares of the registrant as of the specified date are considered to be affiliates.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. As of February 28, 2002:

Common Stock, par value $.01 - 2,015,885 shares outstanding

DOCUMENTS INCORPORATED BY REFERENCE

Information contained in registrant's definitive proxy statement relating to the 2002 Annual Meeting of Stockholders is incorporated by reference in response to Items 10 through 13 of Part III.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General Development of Business

Buckhead America Corporation ("Buckhead" or the "Company") and most of its wholly-owned subsidiaries were incorporated in Delaware on December 17, 1992. Other subsidiaries were subsequently created or purchased, generally for the purpose of acquiring assets. Unless the context otherwise requires, references to Buckhead or to the Company herein include the Company and its subsidiaries.

In 1994, Buckhead acquired the trademark and franchise licensing rights to Country Hearth Inns, a modernized bed and breakfast hotel concept. From inception through 2000, the Company's primary growth activities generally included the acquisition and construction of hotels, entering lease agreements relating to hotels, entering into contracts for the management of hotels for third parties, and the marketing and selling of Country Hearth Inn franchises. The Company's operating activities included the operation of the owned and leased hotels, the operation of a hotel management company which managed the owned and leased hotels as well as other hotels, and the operation of a hotel franchising company which marketed, sold, and serviced Country Hearth Inn franchises.

At the beginning of 2001, Buckhead owned 22 hotel properties, 21 of which operated as Country Hearth Inns. Buckhead also leased 15 hotel properties, eight of which operated as Country Hearth Inns. Lodge Keeper, the Company's hotel management subsidiary, managed all but one of the owned and leased hotels. In addition, Lodge Keeper managed 22 other hotel properties which operated under various brand names, including seven Country Hearth Inns. A total of 58 Country Hearth Inns were open and operating in 12 states, 29 of which were Company owned or leased.

Of the 37 hotels owned or leased as of the beginning of the year, 17 had been classified as held for sale. During 2001, the Company classified all of its remaining owned hotels as held for sale and also sought to sell or terminate its remaining leasehold interests. During 2001, the Company sold nine owned hotels and one leasehold interest in a hotel. The Company also negotiated the termination of seven other long-term hotel leases. Additionally, the Company granted leasehold interests in two of its owned hotels and the related agreements also included purchase options for the properties, one of such was executed subsequent to year end.

As of the end of 2001, the Company owned 13 hotels, all of which were classified as held for sale. The Company also held leasehold interests in 11 other hotels, four of which had become effective during 2001. Including the hotel sold subject to the purchase option, three owned hotels have been sold in the first quarter of 2002. Also subsequent to year end 2001, the Company negotiated the termination of three additional hotel leases and continues to pursue either the sale or termination of its remaining hotel leases.

During the fourth quarter of 2001, management adopted a plan to discontinue its hotel management business. The Company executed contracts with an unrelated third party for the management of its owned and leased hotels which became effective January 1, 2002. The Company also terminated or assigned its third party hotel management contracts effective at various dates from January 1 to March 31, 2002. The Company's hotel management subsidiary, Lodge Keeper, continues to perform certain accounting and cash management functions. Such activities are anticipated to cease during the second quarter of 2002.

The Company continued to market and sell Country Hearth Inn franchises. As of December 31, 2001, 61 Country Hearth Inns were open and operating, 21 of which were Company owned or leased. An additional seven were under various stages of development.

Financial Information About Segments

The information required by this caption is included in the Company's consolidated financial statements which are included pursuant to Item 8 of this Form 10-K and incorporated herein by reference.

Description of Business

Principal Products and Services. The Company operates in the hospitality industry and its principal holdings include hotels, leasehold interests in hotels, loans and other investments secured by hotels, franchising rights, hotel management contracts and other related assets. Its principal product is the Country Hearth Inn mid-priced hotel chain which the Company acquired in May 1994. The primary activities of the Company involve the expansion of the Country Hearth Inn chain. Expansion of the Country Hearth Inn chain has been effected through direct acquisition and conversion of existing hotels, new construction, and through franchise sales. For certain further information about the Company's hotels, see **"Item 2. Description of Property."**

Segments. The Company conducted recurring operations in three segments of the limited-service hotel industry - hotel franchising, hotel management, and hotel operations. The company generated additional revenues and results of operations from hotel development activities. During the fourth quarter of 2001, management adopted a plan to discontinue its hotel management segment. It is anticipated that all activities relating to the hotel management segment will cease by the end of the second quarter of 2002.

Hotel franchising involves the selling and servicing of rights and licenses comprising the Country Hearth Inn lodging system. Revenues include initial fees and continuing royalty, marketing and reservation fees from Company owned and leased hotels and from unaffiliated customers. Continuing fees are based on each franchised hotel's room revenues.

Hotel management involved the oversight of day-to-day hotel operations and accounting for limited-service and some full-service hotels. Revenues include continuing fees from Company owned and leased hotels and from unaffiliated customers. Continuing fees are based on each managed hotel's revenues.

Hotel operations involves the operations of Company owned and leased hotels. Revenues are generated from unaffiliated hotel guests. Hotel operations also includes the Company's share (equity method) of unconsolidated entities which also operate hotels and the minority interests share of consolidated partnerships' results which are included in hotel operations.

Hotel development involves the development and construction or purchase of existing hotel properties and subsequent sale thereof along with related activities such as servicing notes receivable generated from sales. Corporate activities are generally administrative and also include all interest income and expense which does not specifically relate to other segment operations.

Franchise and management fees are charged to Company owned and leased hotels at the same rates as charged to unaffiliated customers.

Brands. The Company's owned and leased properties as of December 31, 2001 operate under the brand names of Country Hearth Inn (21), Sleep Inn (1), and unbranded (2).

Competition. There is significant competition in every phase of the hospitality industry including development/ownership and franchising. There are many hotel companies in the United States, and many of them are significantly larger than the Company.

As a franchisor, the Company competes with a large number of hotel franchise companies, most of whom are much larger than the Company and own brands which are more nationally recognized than the Company's. The Company is somewhat disadvantaged by the larger companies' reservation systems and national marketing efforts.

As a hotel operator, the Company's owned and leased properties compete with other hotels in each local market in which they are located. The Company competes directly with these other hotels for hotel guests. The Company's rates and occupancies are directly impacted by activities of these other hotels and by additions to the supply of competing rooms in each local market.

The Company is a relatively small player in the hotel industry. It believes that its management is experienced in hotel development and hotel franchising. In addition, the Company may identify other opportunities in the hospitality industry. However, existing hotel companies and new entrants to the hotel industry in markets which the Company operates will present significant competition which may have an adverse effect on the Company.

Regulation. Sales of franchises are principally regulated through fairly uniform state laws. Such laws generally provide for registration by the franchisor of standardized offering documents and compliance with numerous financial qualifications. The Company undertook substantial registration activities and is presently licensed to sell Country Hearth Inn franchises in 50 states.

Seasonality. Due to the typical travel trends of hotel guests in most of the geographic areas in which the Company operates, limited service hotel operations tend to be highly seasonal. Historically, results in the second and third calendar quarters are stronger than in the first and fourth quarters. This seasonality impacts all of the Company's operating segments since the revenues of all segments are dependent on hotel guest revenue.

Economy. As is true in most industries, general economic conditions impact operating results and strategic opportunities. Economic conditions during 2001 were generally not favorable for the hotel industry. Many authoritative bodies reported the occurrence of a mild recession. Additionally, after September 11, significant declines in travel were experienced which not only negatively impacted the results from hotel operations, but also negatively impacted the Company's hotel sales program.

Research and Development. During 2001, 2000, and 1999 the Company invested approximately $30,000, $38,000, and $28,000, respectively, in market studies, environmental studies, and other feasibility analyses relating to potential hotel acquisitions and development.

Environmental Compliance. The Company's operations and maintenance policies and procedures at each owned, leased, or managed property include policies and procedures regarding environmental compliance. The costs of such compliance is not significant.

Employees. As of February 28, 2002, the Company had 60 employees in the aggregate, including 6 full-time corporate employees, 4 full-time hotel franchising employees, 12 full-time and 1 part-time hotel management employees, and 13 full-time and 24 part-time hotel operations employees.

Financial Information About Geographic Areas

All of the Company's operations are conducted in the United States.

Risk Factors

This Form 10-K contains forward looking statements that involve risks and uncertainties. Statements contained in this Form 10-K that are not historical facts are forward looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ significantly from the results indicated by such forward looking statements.

The Company is subject to a number of risks, including the general risks of investing in real estate, the illiquidity of real estate, environmental risks, possible uninsured or under insured losses, fluctuations in property taxes, hotel operating risks, the impact of competition, the difficulty of managing growth, seasonality, the risks inherent in operating a hotel franchise business and hotel management business, and the risks involved in hotel renovation and construction, and the uncertainty of obtaining additional financing or extensions of existing credit facilities as needed. For a discussion of these and other risk factors, see the "RISK FACTOR" section contained in the Company's Registration Statement on Form S-3 (File No. 333-37691). Also see "Liquidity and Capital Resources" section of **"Item 7. Management's Discussion and Analysis of Financial Condition and Results of *Operations*"** and **"Item 7A. *Quantitative and Qualitative* Disclosures *About* Market Risk."**

ITEM 2. DESCRIPTION OF PROPERTY

Corporate Offices

The Company's corporate headquarters are located at 7000 Central Parkway, Suite 850, Atlanta, Georgia. The Company leases approximately 4,900 square feet as its corporate headquarters. The lease term extends through December 2002 at an annual rate of approximately $96,600. Franchising and hotel management operations are also conducted at this location. The Company believes its headquarters are adequate for its current needs.

Hotel accounting functions are conducted by Lodge Keeper which operates in leased office space located in Prospect, Ohio. The Lodge Keeper leased space includes approximately 16,800 square feet and extends through November 2006 at an annual rate of approximately $60,000. The Company believes that these offices are adequate for its current needs. The Company is presently conducting negotiations for the termination of the Lodge Keeper lease as a result of the plan to discontinue its hotel management operations, see **"Item 1. Description of Business."**

Owned and Leased Real Properties

Land. As of February 28, 2002, the Company owned three parcels of undeveloped and unencumbered land, with an aggregate book value of $115,501. All of such parcels are held for sale.

Owned and Leased Hotel Properties. The following table sets forth certain 2001 information for each of the Company's hotels which were owned or leased as of December 31, 2001:

Properties	No. of Rooms	Year Built	Year Acquired	Average Occupancy Rate	Average Daily Rate	Revenue per Available Room	Total Revenue[a]
Country Hearth Inn Norcross, GA	121	1985	1998	35.3%	$ 41.10	$ 14.51	$ 672,526
Country Hearth Inn Mason, OH	93	1997	1999	41.9%	$ 62.93	$ 26.37	$ 931,752
Two Country Hearth Inns and Suites in MI & OH	82	1987-1988	2000	49.2%	$ 62.15	$ 30.58	$ 941,736
Eight Owned Country Hearth Inns in IN, KY, MO, & OH	319	1993-2000	1997-2000	51.4%	$ 51.30	$ 26.37	$ 3,060,825
Six Leased Country Hearth Inns in GA & TN	240	1999-2001	1999-2001	43.5%	$ 47.13	$ 20.50	$ 1,398,637
Two Leased Properties in FL & MS	158	1994-1995	1998	47.4%	$ 47.54	$ 22.53	$ 1,346,533
Other Leased Properties Three in OH	213	1970-1973	1997	45.3%	$ 50.26	$ 22.78	$ 1,845,326
Northwest Inn St. Louis, MO	186	1964-1968	1997	95.6%	$ 22.41	$ 21.42	$ 1,546,212
Other[b]							$ 5,773,690
Total							$ 17,517,237

(a) Total revenue represents revenues earned during ownership period.
(b) Represents revenues earned in 2001 from properties prior to their sale or lease expiration.

Norcross, GA Country Hearth Inn. This 121-room hotel was acquired in 1998 and was converted to operate as a Country Hearth Inn in 1999. The hotel secures a mortgage note with a December 31, 2001 balance of $3,591,794. This property is held for sale and is presently listed with a broker.

Mason, OH Country Hearth Inn. This 93-room Country Hearth Inn was constructed in 1996 and 1997 and opened in June 1997. The Company's investment in the partnership which owned the hotel increased from 27.5% to 44.5% in May 1997 in connection with the Lodge Keeper acquisition. The property was subject to a first mortgage loan with a December 31, 2001 balance of $2,388,060. The partnership also had notes payable to certain partners including $220,038 to the Company and $247,244 to a minority partner as of December 31, 2001. The property was sold in March 2002.

Two Country Hearth Inns and Suites. In August 2000, the Company acquired a 40-unit all suites property in Grand Rapids, Michigan and a 42-unit all suites property in Dublin, Ohio. Both properties were immediately converted to operate under the Country Hearth Inn franchise system. The Dublin property is owned by a limited partnership in which the Company holds an approximate 74% interest and the hotel secures a mortgage note with a December 31, 2001 balance of $1,375,533. The Grand Rapids property is owned by an LLC in which the Company holds a 20% interest and the hotel secures a mortgage note with a December 31, 2001 balance of $1,376,846. The Company leases (triple-net basis) the property from the LLC for net rent of approximately $200,000 per year. The Dublin property is presently under contract for sale and the Company is conducting negotiations for the lease termination and sale of the Grand Rapids property. No assurance can be given that any of these anticipated transactions will close.

Eight Owned Country Hearth Inns. In September 1997, the Company acquired eight 40-room hotel properties located primarily in smaller communities of Kentucky (5) and Missouri (3). All eight were converted to operate as Country Hearth Inns. From 1998 through 2000 the Company constructed five additional properties of similar design in Kentucky (2), Ohio (2), and Indiana (1). Generally, these properties are interior corridor 40-room facilities located in smaller communities and enjoy limited competition. During 2001, five of these properties were sold. The remaining eight properties are held for sale and secure first and second mortgage notes payable with December 31, 2001 balances aggregating $6,905,802. The Company granted leasehold interests in two of the properties and the related agreements also included purchase options for the properties, one of which was executed in March 2002.

Six Leased Country Hearth Inns. The Company had entered into several long term triple-net lease agreements relating to 40-room properties to be constructed in smaller communities in Georgia and Tennessee, four of which became effective during 2001. Generally, each lease had an initial term of 15 years and options for up to an additional 15 years. Each lease required annual rent of approximately $150,000 and provided for additional percentage rent based on hotels revenues over certain levels. During 2001, several of these leases were terminated and of the six leases which remained as of December 31, 2001, one was terminated in January 2002. The Company is presently conducting negotiations for the termination of the remaining leases.

Two Leased Properties. During 1997 and 1998, the Company, in two separate transactions, entered into long term lease agreements for eight hotel properties owned by Host Funding, Inc. ("Host"). During 2001, the Company negotiated the termination of six of these leases. During the first quarter of 2002, the Company completed negotiations for the termination of the remaining two leases; such terminations are expected to be effective March 31, 2002.

Other Leased Properties. In addition to the leased properties described above, the Company leases three other limited-service hotels all of which are located in Ohio. All three properties operate as Country Hearth Inns. Lease terms range from 10 to 30 years with options to renew at varying terms. Certain of the leases provide for contingent payments based upon a percentage of revenues. Base rentals on the three properties aggregates $217,157 per year. Two of these leasehold interests are presently being marketed for sale.

St. Louis Northwest Inn. The Company acquired the 186-room Northwest Inn in St. Louis, Missouri, as part of the May 1997 Lodge Keeper acquisition. The property secured a first mortgage loan with a December 31, 2001 balance of $1,623,863. The property was sold in February 2002.

Renovation and environmental programs are continuously ongoing at all Company owned and leased hotels and management believes adequate funds are available for these purposes. In the opinion of management, the properties are adequately covered by insurance and are suitable and adequate for their present use.

ITEM 3. LEGAL PROCEEDINGS

The Company is not a party in any pending legal proceedings other than routine litigation that is incidental to its business and/or involves claims which do not exceed 10% of its current assets.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Company's Common Stock trades on The Nasdaq SmallCap Market under the symbol: BUCK. Prior to February 27, 2001, the Common Stock was traded on The Nasdaq National Market.

The Company has received notifications from The Nasdaq Stock Market, Inc. that its shares fail to meet certain minimum requirements for continued listing. If the qualification requirements are not met, the shares will likely be delisted, possibly as soon as June 4, 2002.

The following table presents the high and low sales prices for the Common Stock for each quarter of 2000 and 2001.

	($ Per Share)	
	High	Low
Quarter ended March 31, 2000	5.94	5.12
Quarter ended June 30, 2000	5.56	4.00
Quarter ended September 30, 2000	5.37	4.12
Quarter ended December 31, 2000	5.50	3.62
Quarter ended March 31, 2001	4.19	3.12
Quarter ended June 30, 2001	3.20	1.80
Quarter ended September 30, 2001	2.06	1.00
Quarter ended December 31, 2001	2.70	0.90

The sales price amounts have been supplied by The Nasdaq Stock Market and do not include retail mark-up, mark-down, or commission and may not represent actual transactions.

Holders

As of February 28, 2002, the Company estimates that there were approximately 800 beneficial holders of its Common Stock, including individual participants in security position listings.

Dividends

On September 23, 1997, the Company issued 30,000 unregistered shares of $100 par value ten percent (10%) nonvoting cumulative Series A Preferred Stock as partial consideration for the acquisition of Hatfield Inns, LLC. Pursuant to a settlement agreement finalized in 2000, certain dividends in arrears were forgiven and the Company agreed to exchange all of the outstanding shares of Series A Preferred Stock for an equal number of unregistered shares of $100 par value Series B Preferred Stock. The exchange was completed in the first quarter of 2001. The Series B Preferred Stock is nonvoting and accrues cumulative dividends at the rate of 9.25%. The Series B Preferred Stock has certain rights, privileges and preferences that limit and qualify the rights of the Common Shareholders of the Company. Holders of the Series B Preferred Stock are entitled to receive, prior and in preference to any distribution to the holders of Common Stock, cumulative dividends at the rate of 9.25% per annum, to the extent declared by the Board of Directors. All accrued but unpaid dividends of the Series B Preferred Stock must be paid in full before any cash dividend may be declared on the Common Stock. Further, holders of the Series B Preferred Stock have certain preferential distribution rights in the event of any liquidation, dissolution or winding-up of the Company. During 2001 and 2000, the Board of Directors declared dividends of $208,125 and $231,250 respectively, on the Preferred Stock. As of December 31, 2001, there was $95,500 of cumulative preferred dividends in arrears.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data of Buckhead America Corporation for and as of the end of each of the years indicated in the five-year period ended December 31, 2001 have been derived from the audited consolidated financial statements of Buckhead America Corporation and subsidiaries, which consolidated financial statements have been audited by KPMG LLP. The selected consolidated financial data should be read in conjunction with the consolidated financial statements of Buckhead America Corporation and subsidiaries, including the notes to those consolidated financial statements, which are included elsewhere herein and in the registrant's previously filed Form 10-K for 2000 and Form 10-KSB's for 1999, 1998, and 1997.

	2001	2000	1999	1998	1997
Hotel revenues	17,517,237	23,717,220	25,886,594	25,720,086	5,590,744
Total revenues	18,926,002	25,655,463	31,340,104	28,944,689	18,314,595
(Loss) income from continuing operations before income taxes	(11,748,017)	(4,807,645)	2,272,049	927,893	857,488
Income tax expense (benefit)		2,859,328	880,000	(901,000)	(2,930,000)
(Loss) income from continuing operations	(11,748,017)	(7,666,973)	1,392,049	1,828,893	3,787,488
Net (loss) income	(14,423,423)	(8,273,121)	1,668,957	1,235,495	3,173,612
Diluted (loss) income from continuing operations per common share	(5.96)	(3.93)		0.70	1.87
Diluted (loss) income per common share	(7.29)	(4.23)	0.61	0.47	1.56
Total assets	28,736,998	53,364,472	58,714,701	59,541,118	52,164,023
Notes payable	24,765,384	35,156,721	32,779,342	34,608,429	28,582,108

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition and Changes in Financial Condition

For an understanding of the significant factors that influenced the Company's performance during the past three years, the following discussion should be read in conjunction with the consolidated financial statements and the notes to consolidated financial statements included under Item 8 of this Form 10-K for the years ended December 31, 2001, 2000, and 1999, which are incorporated herein by reference.

The Company's operations did not generate sufficient cash to cover its current obligations during 2001. The Company used proceeds from sales of its operating assets in order to remain liquid and implemented a plan to discontinue its hotel management segment, a personnel reduction, a salary deferment program, and other cost reduction strategies. The Company has also negotiated extensions, and sometimes reductions, of certain of its obligations.

These activities are ongoing and management believes that the negative cash flow from operations will be significantly reduced in 2002, but will still be negative. Thus, the Company's program of selling assets is continuing. Unfortunately, current economic conditions affecting the hospitality industry are not favorable and the Company did not receive its invested values from sales occurring in 2001 and expects similar results for sales occurring in 2002. Accordingly, the Company recognized significant write-downs of various assets in the fourth quarter of 2001.

Management is continuing negotiations with creditors for extensions and/or reductions of obligations. Management believes that it is possible that current obligations in 2002 could be met through asset sales and restructuring of certain obligations. No assurance can be given that such activities will be successful. See "Liquidity and Capital Resources" below for further discussion of these matters.

During 2001, as in 1999 and 2000, payment of preferred stock dividends were suspended for various periods of time. As of December 31, 2001, there was $92,500 of cumulative preferred dividends in arrears. Management is currently conducting negotiations regarding the future payment of such dividends.

As of December 31, 2000, the Company had 13 properties and four leasehold interests classified as held for sale. During 2001, the Company continued to market its owned and leased hotels and classified almost all of its owned and leased hotels as held for sale. During 2001, the Company sold nine owned hotels, sold the leasehold interest in one hotel, sold three parcels of land, and negotiated the termination of seven long-term leases relating to hotel properties previously operated by the Company. Additionally, the Company sold leasehold interests in two of its owned hotel properties. The leases include purchase options, one of which was exercised in February 2002.

In connection with the sales mentioned above, the Company incurred net losses of $1,218,185 which were charged to previously established impairment allowances. Also, the Company recorded a loss of $280,778 in connection with the termination of seven long-term hotel leases. Such amount is also included in the 2001 results of operations. In connection with the 2001 sales, aggregate notes payable were reduced by $9,586,153 and the Company generated net cash proceeds of $3,271,909 and notes receivable of $975,000.

Additionally, during the fourth quarter of 2001, the Company incurred losses of $1,394,921 on the sale of two of the sold hotel properties for which no impairment allowances had previously been provided. Such amount is included in the 2001 results of operations.

During the fourth quarter of 2001, economic conditions affecting the hospitality industry worsened significantly. The Company evaluated the carrying values of its 13 owned and two leased hotel properties which were classified as held for sale as of December 31, 2001. The Company recorded additional impairment provisions of $6,360,000 relating to these hotels in the fourth quarter of 2001. As of December 31, 2001, aggregate impairment allowances amounted to $7,265,344.

The Company remains contingently liable on three mortgage notes payable on which the Company is guarantor relating to properties sold in 2000 and 2001. The aggregate balance of these notes at December 31, 2001 was approximately $3.7 million and the notes are due in aggregate monthly installments of $34,318 until 2018. The Company also remains contingently liable for future minimum rental payments totaling $1,926,825 ($610,177 in 2002, $598,511 in 2003, $360,488 in 2004, and $357,649 in later years) on sold leasehold interests and on subleased and assigned properties and equipment in the event of default by the purchasers, sublessees and/or assignees. The potential financial exposure for guaranteed note obligations and contingent rents may be determined by the ability of other hotel operators to satisfy these obligations. Their ability to satisfy such obligations is subject to many risks, including economic conditions affecting the hotel industry, their ability to effectively manage their hotel assets, new competition, and other factors.

During the fourth quarter of 2001, the Company adopted a plan to discontinue its hotel management activities. The Company terminated its management contracts relating to hotels owned by third parties and entered into management contracts with an unrelated company for the management of Company owned and leased hotels. The Company continues to perform certain accounting functions relating to these hotels and anticipates that all such activities will be discontinued during the second quarter of 2002. Remaining assets of the discontinued segment are not significant. Remaining liabilities of the discontinued segment primarily consist of lease obligations and severance. The estimated costs associated with such obligations have been accrued and are included in the 2001 estimated loss on disposal of hotel management segment.

The same adverse economic conditions which affected the Company's 2001 hotel operations also affected other hotel owners from which the Company is owed various accounts and notes receivable. Accordingly, during the fourth quarter of 2001, the Company recorded additional receivable allowances (bad debt expenses) of $878,964, $400,000 of such amount related to the Company's discontinued hotel management operations.

In April 2001, nine management contracts relating to hotels owned by affiliates of Quality Lodging LLC were purportedly terminated by the hotel owners. The Company is contesting the validity of such terminations and is seeking to recover damages through arbitration and litigation. The defendants have alleged certain counterclaims and presently the outcome of the dispute is uncertain. Discontinued operations' loss from operations of hotel management segment in 2001 includes charges of approximately $1.1 million relating to the termination of these contracts.

The Company has continued its expansion of the Country Hearth Inn lodging system. The net number of Country Hearth Inns open increased by 12 in 1999, by nine in 2000, and by three in 2001 bringing the total number of properties open to 61. An additional seven properties are in various stages of development; most of which are expected to open within the next 12 to 18 months.

During 2000, the Company sold a 40-room hotel in Texas, a 50-room hotel in Ohio, and a 180-room hotel in Florida. Net proceeds from these sales aggregated approximately $1.1 million in cash plus a $550,000 note receivable. Also, notes payable of approximately $3.5 million were paid-off or assumed by purchasers.

In August 2000, the Company acquired a 40-unit all suites property in Grand Rapids, Michigan and a 42-unit all suites property in Dublin, Ohio. Both properties were immediately converted to operate under the Country Hearth Inn franchise system. The Dublin property is owned by a limited partnership in which the Company holds an approximate 74% interest and the hotel secures a mortgage note with an original balance of $1.4 million. The Grand Rapids property is owned by an LLC in which the Company holds a 20% interest and the hotel secures a mortgage note with an original balance of $1.4 million. The Company leases (triple-net basis) the property from the LLC for net rent of approximately $200,000 per year. These two properties are included in those classified as held for sale as of December 31, 2001.

In June 2000, the Company purchased a 40-room property in Georgia which it had previously operated under a lease agreement. The Company assumed a mortgage note payable of approximately $1.0 million in connection therewith. This property was one of those sold during 2001.

Capital expenditures during 2000, aggregated approximately $3.4 million and mostly related to the Company's two newly constructed Country Hearth Inns in Madison, Indiana and Urbana, Ohio. Approximately $2.3

million of such expenditures was funded by construction loan commitments and the remainder was funded by working capital and the Company's line of credit. The Madison and Urbana properties are included in those classified as held for sale as of December 31, 2001.

In June 1999, the Company completed the sale of the Country Hearth Inn located in Orlando, Florida for $13.5 million. The Company held an approximate 59% interest in the partnership which owned the hotel in addition to holding franchise and hotel management contracts relating to the operation of the property. After retirement of an approximate $4.4 million first mortgage loan, payment of certain fees, costs, bonuses, and minority interest shares, the Company's share of net proceeds was approximately $5.5 million. After distributions to minority interest partners of approximately $3.2 million, the Company began soliciting for additional partnership units and the Company has purchased an additional 15% of the partnership. The Company continued to operate the property under an agreement with Orange County, Florida (the purchaser) until January 2001 at which time the property was demolished to make way for expansion of the Orange County Convention Center.

In August 1999, the Company purchased nine hotel management agreements from the members of Quality Lodging, LLC ("Quality") for an aggregate purchase price of approximately $900,000, including the issuance of 65,378 unregistered shares of the Company's common stock. The Company also agreed to purchase additional contracts from Quality when the related hotel properties were completed and opened. During 2000, the Company purchased an additional three contracts for an aggregate purchase price of approximately $230,000, including 19,226 unregistered shares of the Company's common stock. These are the hotel management contracts involved in the wrongful termination litigation discussed above.

The Company sold its leasehold interests in four hotel properties during 1999 resulting in aggregate gains of approximately $500,000. These sales represented a continuation of the Company's previously announced desire to divest itself of older properties.

In July 1999, the Company completed the sale of one of its three 40-room hotel properties in Texas. A second of these properties was sold in January 2000 and the third property was sold in March 2001. Operating profit contribution from these hotels has not been significant. Management estimated an aggregate loss on sale of these three properties to be approximately $300,000. Such loss was recognized in the second quarter of 1999 by the recording of a provision for impairment.

The Company holds a 44.5% interest in a partnership which owns a 93-room Country Hearth Inn in Mason, Ohio. Due to an increase in effective control, the Company consolidated the partnership in its 1999 and 2000 financial statements. As a result of the consolidation, the Company's property and equipment increased by approximately $4 million and notes payable by approximately $3 million. During 1999, the Company loaned the partnership approximately $240,000 which, along with $268,000 from another partner, was used to reduce the first mortgage obligation on the hotel. This property was sold in March 2002 at an amount which approximated the balance of the first mortgage loan. The Company's resulting loss is included in the 2001 impairment provision discussed above.

Capital expenditures during 1999 aggregated approximately $3 million and mostly related to two new Company owned Country Hearth Inns in Eddyville, Kentucky and Washington Courthouse, Ohio. Approximately $1.5 million of such expenditures was funded by construction loan commitments and the remainder was funded by working capital and the Company's line of credit. The Washington Courthouse property was among those sold during 2001 and the Eddyville property is included in those classified as held for sale as of December 31, 2001.

During the first half of 1999, the Company drew down $1 million on its bank line of credit in order to fund working capital needs and construction commitments. Also, the Company temporarily suspended payment of dividends on its preferred stock.

The Company's balance sheet at December 31, 1999 included a deferred tax asset of $2,788,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by the Company during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in determining whether a valuation allowance is necessary. As a result of significant operating losses incurred in the fourth quarter of 2000 and the necessity to recognize significant asset impairment provisions , management elected to establish a valuation allowance for the full amount of the Company's deferred tax assets. This resulted in the recognition in the fourth quarter of 2000 of a net income tax charge of approximately $2.9 million.

Liquidity and Capital Resources

Net cash used in continuing operations in 2001 was $2,226,157. Net cash used in all operations, including discontinued operations amounted to $2,866,323. The primary source for such cash was the sale of properties and the termination of certain leases which in the aggregate provided funds of $3,271,909. Overall, the Company's net cash and cash equivalents decreased in 2001 by $720,666.

The property sales and lease terminations alone are expected to decrease negative cash flow by approximately $500,000. As certain other properties are sold, management expects additional decreases in negative cash flow. The Company's hotel management segment which is in the process of being discontinued, used $640,166 of cash in 2001. After payment of approximately $500,000 of phase-out costs, management expects negative cash flow from the hotel management segment to be eliminated.

The Company has suspended payment of preferred stock dividends and has negotiated deferrals of certain note payable obligations. The Company has significantly reduced personnel and implemented a salary deferral program. Certain other overhead costs have been reduced or eliminated. The combination of these and the previously discussed actions are expected to reduce the Company's negative cash flow from operations to an amount which management expects to be funded from continued property sales.

Current portions of notes payable as of December 31, 2001 amounted to approximately $15.2 million. Approximately $8.1 million of such amount is expected to be repaid by 2002 property sales. As of March 29, 2002, the Company was in default on certain of its note payable obligations. Management is presently conducting negotiations with certain of its creditors regarding the modification of repayment terms. If such negotiations are not successful, the Company will most likely not be able to satisfy all its obligations as they become due.

Management is also exploring sources of liquidity other than those described above, including the sale or financing of some of its other assets. No assurance can be given that any of the previously described activities will be successful. These circumstances raise substantial doubt about the Company's ability to continue as a going concern.

Following is the Company's material contractual cash commitments as of December 31, 2001:

Due In	Notes Payable	Operating Lease Payments	Total
2002	$ 15,227,767	$ 1,301,995	$ 16,529,762
2003	762,004	1,012,598	1,774,602
2004	692,507	983,213	1,675,720
2005	468,305	925,916	1,394,221
2006	325,669	843,649	1,169,318
Thereafter	7,289,132	6,748,940	14,038,072

* Includes capital lease obligations

Results of Operations

The Company conducted recurring operations in three segments of the limited-service hotel industry – hotel franchising, hotel management, and hotel operations. The Company generates additional revenues and results of operations from hotel development activities.

Hotel franchising involves the selling and servicing of rights and licenses comprising the Country Hearth Inn lodging system. Revenues include initial fees and continuing royalty, marketing and reservation fees from Company owned and leased hotels and from unaffiliated customers. Continuing fees are based on each franchised hotel's room revenues.

Hotel management involved the oversight of day-to-day hotel operations and accounting for limited-service and some full-service hotels. Revenues included continuing fees from Company owned and leased hotels and from unaffiliated customers. Continuing fees were based on each managed hotel's revenues.

Hotel operations involves the operations of Company owned and leased hotels. Revenues are generated from unaffiliated hotel guests. Hotel operations also include the Company's share (equity method) of unconsolidated entities which also operate hotels and the minority interests' share of consolidated entities' results which are included in hotel operations.

Hotel development activities involve the development and construction or purchase of existing hotel properties and subsequent sale thereof along with related activities such as servicing notes receivable generated from sales. Corporate activities are generally administrative and also include all interest income and expense which does not specifically relate to other segment operations.

Franchise and management fees were charged to Company owned and leased hotels at the same rates as charged to unaffiliated customers and are eliminated in consolidation.

During the fourth quarter of 2001, the Company adopted a plan to discontinue its hotel management activities. The Company terminated its management contracts relating to hotels owned by third parties and entered into management contracts with an unrelated company for the management of Company owned and leased hotels. The Company continues to perform certain accounting functions relating to these hotels and anticipates that all such activities will be discontinued during the second quarter of 2002. Remaining assets of the discontinued segment are not significant. Remaining liabilities of the discontinued segment primarily consist of lease obligations and severance. The costs associated with such obligations have been estimated to be approximately $500,000 which was accrued and included in the 2001 estimated loss on disposal of hotel management segment. The 2001 phase-out loss also includes the write off of approximately $180,000 of deferred costs relating to management contracts which were terminated.

Hotel Franchising Segment

Hotel franchising revenues and income before taxes amounted to $1,975,271 and $727,016, respectively, in 2001, $1,784,142 and $424,763, respectively, in 2000, and $2,141,373 and $901,020, respectively, in 1999. The 1999 results include termination fees of $640,895 from the Orlando hotel sale transaction. The remaining increases in revenues and profits are attributable to the previously discussed increases in the number of Country Hearth Inns opened in 2001, 2000, and 1999. Revenues also include fees from Company owned or leased hotels of $739,080 in 2001, $911,572 in 2000, and $809,624 in 1999. Franchising expenses in 2001 decreased by $111,124 from the 2000 amount partially as a result of the Company's overall 2001 cost reduction activities. One of management's goals continues to be the expansion of the Country Hearth Inn chain.

Hotel Operations Segment

Hotel revenues amounted to $17,517,237 in 2001, $23,717,220 in 2000, and $25,886,594 in 1999. Hotel earnings before interest, taxes, depreciation, amortization, and rent ("EBITDAR") declined from $7,115,743 in 1999 to $4,931,736 in 2000 and to $3,478,161 in 2001. As previously discussed, the Company has sold numerous properties during 1999, 2000, and 2001. The decreases specified above are mostly attributable to those transactions. Additional factors affecting the hotel operations segment are discussed below.

Same property revenues generally declined moderately during the first three quarters of 2001 and declined sharply in the fourth quarter. The first three quarters' decline is generally attributable to slightly weakened demand which resulted in lower room occupancies. Both occupancy and ADR (average daily rate) decreased significantly in the fourth quarter as a result of extreme declines in demand. The ADR declines have a much larger impact on profitability which is reflected in lower profit margins in 2001. Hotel operations segment expenses also include $130,807, $812,654, and $131,065 in 2001, 2000, and 1999, respectively, relating to joint venture losses. Further such joint venture losses are not expected.

Management has noted some mild upswings in demand during the first quarter of 2002. However, because of the liquidity issues previously discussed, it is still the Company's intention to sell its remaining hotel assets and to seek termination of its hotel leases.

Decreases in hotel operations depreciation and interest expense are directly related to property sales. Further decreases are expected as additional properties have been placed for sale. Rent expense is also expected to decrease significantly in future periods as a result of lease terminations, most of which occurred near the end of 2001.

Development and Corporate

Development revenues in 2000 and 1999 include gains on property sales of $608,717 and $3,587,639. The 2001 development segment includes the previously discussed property losses of $1,675,699. All three years include impairment provisions. Property and leasehold interests held for sale are stated at the lower of cost or fair value less costs to sell. Fair value of property and leasehold interests held for sale has been estimated by management based upon current market information. At the date on which a decision is made to dispose of a property or leasehold interest, any amount by which the carrying amount of an asset exceeds the fair value less cost to sell is reported as a provision for impairment. During 2001, 2000, and 1999, the Company recorded provisions for impairment of $6,360,000, $2,050,000, and $373,529, respectively, relating to its properties held for sale. The Company recorded an additional $250,000 provision for impairment in 2000 relating to two hotel leases because the lender had initiated foreclosure activities against the landlord on two of the properties.

Investment income from the Company's note receivable portfolio and investment securities is included in development and corporate revenues. The decline in 2001 investment income is due to the recognition of a $288,000 other-than-temporary impairment on available-for-sale securities. Similar losses in future periods are not expected.

Development and corporate expenses in 2001 include a $428,964 bad debt provision relating to the Company's note receivable portfolio. Other operating and administrative expenses decreased from $1,847,550 in 2000 to $1,495,506 in 2001 primarily as a result of the Company's overall cost reduction activities. Management expects an additional decrease in 2002.

Development and corporate interest expense relates to various notes payable which do not relate directly to owned hotel properties. Such notes include a $5 million convertible debenture which is due in December 2002. See "Liquidity and Capital Resources" above.

Risk Factors

This report contains forward looking statements that involve risks and uncertainties. Statements contained in this report that are not historical facts are forward looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ significantly from the results indicated by such forward looking statements.

The Company is subject to a number of risks, including the general risks of investing in real estate, the illiquidity of real estate, environmental risks, possible uninsured or under insured losses, fluctuations in property taxes, hotel operating risks, the impact of competition, the difficulty of managing growth, seasonality, the risks inherent in operating a hotel franchise business, the risks involved in hotel renovation and construction, and the uncertainty of obtaining additional financing or extensions of existing credit facilities as needed. For a discussion of these and other risk factors, see the "RISK FACTOR" section contained in the Company's Registration Statement on Form S-3 (File No. 333-37691). Also see "Liquidity and Capital Resources" above and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Critical Accounting Policies

Discontinued Operations

The Company reports its results of discontinued operations in accordance with APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* Under APB Opinion No. 30, since the Company has determined to discontinue the management segment of its business, the net results of operations and cash flows from the management segment are segregated and reported separately from the results of operations and cash flows from continuing operations. Additionally, costs associated with the phasing out of the management segment and the expected losses to be sustained during the phase out period have been accrued and reported as an additional component of discontinued operations. Such accrued costs are based on management's current best estimates and are subject to changes based on future events.

Property, Equipment, and Leasehold Interests Held for Sale

Property, equipment, and leasehold interests held for sale are stated at the lower of cost or fair value less costs to sell. Fair value of property and leasehold interests held for sale has been determined by the Company based upon current market information assuming a non-distressed sale. Future events, such as a forced liquidation, could negatively impact such values. At the date on which a decision is made to dispose of a property or leasehold interest, any amount by which the carrying amount of an asset exceeds the fair value less cost to sell is reported as a provision for impairment. Due to the intent of the Company to dispose of such properties and leasehold interests in the short-term, the properties, leasehold interests, and all related notes payable are initially reflected as current in the consolidated balance sheets. Properties and leasehold interests which have remained held for sale for more than one year and are not under contract for sale are classified as noncurrent.

Going Concern

Management is continuing negotiations with creditors for extensions and/or reductions of obligations. Management believes that it is possible that current obligations in 2002 could be met through assets sales and restructuring of certain obligations. However, no assurance can be given that such activities will be successful. *These circumstances raise substantial doubt about the Company's ability to continue as a going concern.* The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Effect of New Accounting Pronouncements

In June 2001, SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*, were issued. SFAS No. 141 requires the use of purchase accounting for all business combinations entered into after June 30, 2001. The Company adopted the provisions of SFAS No. 141 as of July 1, 2001; however, there was no material impact on the Company's financial position, results of operations, or cash flows. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The Company is required to adopt the provisions of SFAS No. 142 as of January 1, 2002. The Company does not expect any material impact on the Company's financial position, results of operations, or cash flows from the adoption of SFAS No. 142 due to the fact that there is no goodwill recorded in the consolidated financial statements.

In August 2001, SFAS No. 143, *Accounting for Asset Retirement Obligations*, was issued. SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and for the related retirement costs. SFAS No. 143 is required to be adopted on January 1, 2003. Management does not anticipate that the adoption of SFAS No. 143 will have a material impact on the Company's financial position, results of operations or cash flows.

In October 2001, SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*, was issued. SFAS No. 144 supersedes and amends SFAS No. 121 and relevant portions of APB Opinion No. 30. SFAS

No. 144 is required to be adopted on January 1, 2002. Management does not anticipate that the adoption of SFAS No. 144 will have a material impact on the Company's financial position, results of operations or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

As of December 31, 2001, the Company's obligations included variable rate mortgage notes and a line of credit bank note with aggregate principal balances of $1,990,028 which mature at various dates through 2015. The Company is exposed to the market risk of significant increases in future interest rates. Each incremental point increase in the prime interest rate would increase the Company's interest expense by approximately $20,000 per year. This risk is somewhat mitigated in that inflationary increases in interest rates would theoretically result in increases in average hotel room rates. Also, significant increases in interest rates would have a dampening effect on additions of competitive hotels in the Company's markets.

At December 31, 2001, the Company's unrestricted investment securities included equity securities valued at $22,419. The Company is exposed to the risk that such securities will become worthless. The Company's restricted investment securities also include equity securities. Such restricted securities comprise the assets of the Company's deferred compensation plan and changes in the value of such securities have no net impact on the Company's earnings.

The ultimate collection of the Company's notes receivable is subject to various credit risks. Net notes receivable at December 31, 2001 amounted to $4,547,390 and consisted of 34 notes, most of which were collateralized by or related to various hotel assets. Additionally, the Company remains contingently liable on three mortgage notes payable on which the Company is guarantor relating to properties sold in 2000 and 2001. The notes' balances at December 31, 2001 were approximately $3.7 million and the notes are due in aggregate monthly installments of $34,318 until 2018. The Company also remains contingently liable for future minimum rental payments totaling $1,926,825 ($610,177 in 2002, $598,511 in 2003, $360,488 in 2004, and $357,649 in later years) on sold leasehold interests and on subleased and assigned properties and equipment in the event of default by the purchasers, sublessees and/or assignees. The collection of such notes receivable and the potential financial exposure for guaranteed note obligations and contingent rents is determinant on the ability of other hotel operators to satisfy these obligations. Their ability to satisfy such obligations is subject to many risks, including economic conditions affecting the hotel industry, their ability to effectively manage their hotel assets, new competition, and other factors.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Consolidated Financial Statements with Independent Auditors' Report Thereon

Buckhead America Corporation's consolidated financial statements with independent auditors' report thereon are included on the pages which follow.

BUCKHEAD AMERICA CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Board of Directors
Buckhead America Corporation:

We have audited the accompanying consolidated balance sheets of Buckhead America Corporation and subsidiaries (the Company) as of December 31, 2001 and 2000 and the related consolidated statements of income (loss), shareholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buckhead America Corporation and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, operating cash deficiencies and currently does not have the ability to repay or refinance certain debt maturing in 2002. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Atlanta, Georgia
March 29, 2002

BUCKHEAD AMERICA CORPORATION
AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2001 and 2000

Assets		**2001**	**2000**
Current assets:			
Cash and cash equivalents, including restricted cash of $329,479 in 2001 and $382,646 in 2000 (note 3)	$	625,005	1,345,671
Investment securities, including restricted securities of $168,259 in 2001 and $182,067 in 2000 (note 4)		190,678	202,750
Accounts receivable, net		1,013,534	1,436,030
Current portions of notes receivable, net (note 5)		676,017	832,055
Property, equipment, and leasehold interests held for sale, net (notes 6 and 8)		10,539,253	21,273,517
Other current assets		289,438	202,911
Total current assets	$	13,333,925	25,292,934
Investment securities (note 4)			42,771
Noncurrent portions of notes receivable, net (note 5)		3,871,373	3,695,160
Property, equipment, and leasehold interests held for sale, net (notes 6 and 8)		9,415,229	—
Other property and equipment, at cost, net (notes 6, 8, and 9)		966,640	20,967,076
Deferred costs, net (note 7)		1,149,831	2,535,461
Leasehold interests, net (note 7)			670,530
Other assets (note 7)			160,540
	$	28,736,998	53,364,472
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable	$	1,250,123	1,310,588
Accrued expenses		2,514,933	2,109,689
Current portions of notes payable (note 8)		15,227,767	18,803,712
Total current liabilities		18,992,823	22,223,989
Noncurrent portions of notes payable (note 8)		9,537,617	16,353,009
Other liabilities (note 4)		289,551	269,330
Total liabilities		28,819,991	38,846,328
Minority interests		587,520	764,068
Shareholders' equity (notes 10 and 13):			
Series B preferred stock; $100 par value. Authorized 200,000 shares; issued and outstanding 30,000 shares		3,000,000	3,000,000
Common stock; $0.01 par value. Authorized 5,000,000 shares; issued 2,113,881 shares, outstanding 2,015,885 and 2,025,023 shares in 2001 and 2000, respectively		21,139	21,139
Additional paid-in capital		7,897,530	7,897,530
(Accumulated deficit) retained earnings		(10,901,865)	3,729,683
Accumulated other comprehensive loss			(245,229)
Treasury stock, 97,996 and 88,858 common shares in 2001 and 2000, respectively		(687,317)	(649,047)
Total shareholders' equity		(670,513)	13,754,076
Commitments and contingencies (notes 8, 9, and 15)	$	28,736,998	53,364,472

See accompanying notes to consolidated financial statements.

1459648v3

BUCKHEAD AMERICA CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Income (Loss)
Years ended December 31, 2001, 2000, and 1999

		2001	2000	1999
Revenues:				
Hotel revenues	$	17,517,237	23,717,220	25,886,594
Franchise fee income (note 6)		1,200,810	872,570	1,331,749
Gains on property sales, net (notes 6 and 7)		—	608,717	3,587,639
Investment income (note 4)		207,955	442,719	495,531
Other income, net		—	14,237	38,591
Total revenues	$	18,926,002	25,655,463	31,340,104
Expenses:				
Hotel operations		13,474,214	17,454,398	18,141,606
Franchise operations		767,230	840,239	808,909
Other operating and administrative (notes 11 and 14)		1,495,506	1,847,550	1,702,913
Leasehold rent		2,621,336	2,601,020	2,858,378
Bad debt expense (note 5)		478,964	—	
Depreciation and amortization (note 6)		836,060	1,607,648	1,752,372
Losses on property sales and lease terminations (notes 6, 7, and 8)		1,675,699	—	—
Provisions for impairment (note 6)		6,360,000	2,300,000	373,529
Interest		2,834,203	2,999,599	3,299,283
Equity in joint venture losses (note 7)		130,807	812,654	131,065
Total expenses		30,674,019	30,463,108	29,068,055
(Loss) income from continuing operations before income taxes		(11,748,017)	(4,807,645)	2,272,049
Provision for income taxes (note 12)		—	2,859,328	880,000
(Loss) income from continuing operations		(11,748,017)	(7,666,973)	1,392,049
Discontinued operations (note 16):				
(Loss) income from operations of hotel management segment (less income taxes in 1999 of $175,000)		(1,995,578)	(606,148)	276,908
Estimated loss on disposal of hotel management segment, including operating losses during phase-out period		(679,828)	—	—
(Loss) income from discontinued operations		(2,675,406)	(606,148)	276,908
Net (loss) income	$	(14,423,423)	(8,273,121)	1,668,957
Net (loss) income per common share (note 10):				
Basic:				
Continuing operations	$	(5.96)	(3.93)	0.55
Discontinued operations		(1.33)	(0.30)	0.14
Net (loss) income	$	(7.29)	(4.23)	0.69
Diluted:				
Continuing operations	$	(5.96)	(3.93)	0.52
Discontinued operations		(1.33)	(0.30)	0.09
Net (loss) income	$	(7.29)	(4.23)	0.61

See accompanying notes to consolidated financial statements.

BUCKHEAD AMERICA CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity (Deficit) and Comprehensive Income (Loss)
Years ended December 31, 2001, 2000, and 1999

	Comprehensive income (loss)	Common stock	Series A preferred stock	Series B preferred stock	Additional paid-in capital	Accumulated deficit retained earnings	Accumulated other compre-hensive loss	Treasury stock	Total shareholders' equity (deficit)
Balances at December 31, 1998		$ 20,033	3,000,000	—	7,362,487	10,728,847	(148,023)	(471,019)	20,492,325
Issuance of 65,378 common shares for asset acquisition		654	—	—	391,614			—	392,268
Issuance of 26,000 common shares pursuant to exercise of options		260	—	—	100,820	—		—	101,080
Acquisition of 6,000 common shares		—	—	—	—	—	—	(36,261)	(36,261)
Preferred stock dividends paid			—	—	—	(163,750)	—	—	(163,750)
Comprehensive income:									
Net income	$ 1,668,957	—	—	—	—	1,668,957	—	—	1,668,957
Change in unrealized loss on investment securities		—	—	—	—	—	—	—	—
Total comprehensive income	$ 1,668,957								
Balances at December 31, 1999		20,947	3,000,000	—	7,854,921	12,234,054	(148,023)	(507,280)	22,454,619
Issuance of 19,226 common shares for asset acquisition		192	—	—	95,938	—		—	96,130
Acquisition of 23,516 common shares		—	—	—	—	—	—	(141,767)	(141,767)
Preferred stock dividends paid		—	—	—	—	(231,250)	—	—	(231,250)
Exchange of Series A preferred stock for Series B preferred stock		—	(3,000,000)	3,000,000	(53,329)	—	—	—	(53,329)
Comprehensive loss:									
Net loss	$ (8,273,121)	—	—	—	—	(8,273,121)	—	—	(8,273,121)
Change in unrealized loss on investment securities	(97,206)	—	—	—	—	—	(97,206)	—	(97,206)
Total comprehensive loss	$ (8,370,327)								
Balances at December 31, 2000		21,139	—	3,000,000	7,897,530	3,729,6	(245,229)	(649,047)	13,754,076
Acquisition of 9,138 common shares		—	—	—	—		—	(38,270)	(38,270)
Preferred stock dividends paid		—	—	—	—	(208,1	—	—	(208,125)
Comprehensive loss:									
Net loss	$ (14,423,423)	—	—	—	—	(14,423,423	—	—	(14,423,423)
Change in unrealized loss on investment securities (see below)	245,229	—	—	—	—	—	245,229	—	245,229
Total comprehensive loss	$ (14,178,194)								
Balances at December 31, 2001		$ 21,139	—	3,000,000	7,897,530	(10,901,865)	—	(687,317)	(670,513)

	2001	2000	1999
Disclosure of reclassification amount:			
Unrealized holding losses arising during the period	$ (42,771)	(97,906)	—
Less reclassification adjustment for losses included in income	288,000	—	—
	$ 245,229	(97,906)	—

See accompanying notes to consolidated financial statements.

1459648v3

BUCKHEAD AMERICA CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2001, 2000, and 1999

		2001	2000	1999
Cash flows from operating activities:				
(Loss) income from continuing operations	$	(11,748,017)	(7,666,973)	1,392,049
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) continuing operating activities:				
Depreciation and amortization		836,060	1,607,648	1,752,372
(Purchases) sales of trading securities, net		(8,088)	1,113,599	(1,127,927)
Realized losses (gains) on trading securities		2,505	(114,510)	(39,377)
Unrealized holding losses (gains) on trading securities		17,655	110,417	(16,033)
Realized losses on available-for-sale securities		288,000		
Losses (gains) on property sales and lease terminations		1,675,699	(608,717)	(5,883,451)
Provisions for impairment		6,360,000	2,300,000	373,529
Bad debt expense		478,964	—	—
Minority interest in (loss) income		(199,024)	137,543	2,544,050
Equity in joint venture losses		130,807	812,654	131,065
Deferred income tax expense (benefit)		—	2,859,328	880,000
Changes in assets and liabilities:				
Accounts receivable, net		22,496	420,972	29,339
Accounts payable and accrued expenses		(155,221)	786,093	(830,826)
Other, net		72,007	340,501	(45,069)
Net cash (used in) provided by continuing operating activities		(2,226,157)	2,098,555	(840,279)
Net cash (used in) provided by discontinued operations		(640,166)	(430,525)	508,379
Net cash (used in) provided by operations		(2,866,323)	1,668,030	(331,900)
Cash flows from investing activities:				
Principal receipts on notes receivable		615,861	695,094	288,075
Originations of notes receivable		(140,000)	(897,500)	(400,000)
Acquisitions of businesses and hotels		—	(1,127,144)	(506,041)
Capital expenditures		(553,010)	(3,430,915)	(2,990,276)
Investments in joint ventures		—	(604,114)	—
Proceeds from property sales and lease terminations		3,271,909	1,202,088	8,043,247
Acquisition of additional partnership interests		(9,832)		(110,000)
Net cash provided by (used in) investing activities		3,184,928	(4,162,491)	4,325,005
Cash flows from financing activities:				
Proceeds from notes payable		240,000	3,309,119	2,762,902
Repayments of notes payable		(1,065,184)	(1,209,732)	(2,663,520)
Contributions by minority interest holders		65,284	—	—
Distributions to minority interest holders		(32,976)	(223,765)	(3,206,894)
Proceeds from issuance of common shares		—	—	101,080
Issuance costs of preferred stock		—	(53,329)	—
Purchase of treasury shares		(38,270)	(141,767)	(36,261)
Preferred stock dividends paid		(208,125)	(231,250)	(163,750)
Net cash (used in) provided by financing activities		(1,039,271)	1,449,276	(3,206,443)
Net (decrease) increase in cash and cash equivalents		(720,666)	(1,045,185)	786,662
Cash and cash equivalents at beginning of year		1,345,671	2,390,856	1,604,194
Cash and cash equivalents at end of year	$	625,005	1,345,671	2,390,856
Supplemental disclosure of cash flow information:				
Cash paid during the year for interest, net of interest capitalized of $-0- in 2001, $30,571 in 2000, and $34,024 in 1999	$	2,691,424	2,857,421	3,362,708
Cash paid during the year for income taxes		2,038	71,328	12,000

(Continued)

BUCKHEAD AMERICA CORPORATION
AND SUBSIDIARIES
Consolidated Statement of Cash Flows
Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

Supplemental disclosure of noncash and partial cash investing and financing activities:

During 2001, the Company recorded the following partial cash activity relating to the sale of 12 owned or leased hotels, three parcels of land, and the termination of seven long-term leases on hotel properties:

	2001
Proceeds:	
Cash, net of closing costs and debt repayments	$ 3,271,909
Notes receivable	975,000
	4,246,909
Basis of assets sold:	
Property, equipment, and leasehold interests, net of impairment allowances of $1,218,185	15,429,852
Deferred costs	78,909
Notes payable	(9,586,153)
	5,922,608
Loss on sales, net	$ (1,675,699)

During 2000, the Company recorded the following partial cash activity relating to the sale of three hotels and a parcel of unimproved land:

	2000
Proceeds:	
Cash, net of closing costs	$ 1,202,088
Notes receivable	550,000
	1,752,088
Basis of assets sold:	
Property, equipment, and leasehold interests, net	4,563,459
Notes payable	(3,509,808)
Other, net	89,720
	1,143,371
Gain on sales, net	$ 608,717

During 2000, the Company recorded the following partial cash activity relating to the acquisition of three hotels:

	2000
Costs:	
Cash	$ 992,556
Notes receivable applied	225,694
Notes payable issued or assumed	3,767,800
Minority interest holder's contribution	400,000
	$ 5,386,050
Allocated to:	
Property and equipment	$ 5,283,331
Deferred costs	102,719
	$ 5,386,050

During 2000, the Company recorded the following partial cash activity relating to the acquisition of management contracts on three hotel properties:

	2000
Costs:	
Cash	$ 134,588
Common stock issued – 19,226 shares	96,130
Allocated to deferred costs	$ 230,718

(Continued)

BUCKHEAD AMERICA CORPORATION
AND SUBSIDIARIES
Consolidated Statement of Cash Flows
Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

During 1999, the Company recorded the following partial cash activity relating to the sale of a 150-room hotel in Orlando, Florida:

			1999
Gross sales price			$ 13,500,000
Gross sales price allocated to management and franchise contract termination			(1,446,590)
Net sales price			12,053,410
Payoff of note payable			4,383,335
Other costs			330,505
Net cash proceeds			7,339,570
Basis of assets sold:			
Property and equipment, net			6,191,988
Note payable			(4,383,335)
Other			149,305
			1,957,958
Gain on sale			5,381,612
Minority interest holders' share of gain on sale			(2,319,182)
Company share of gain on sale			$ 3,062,430

During 1999, the Company also recorded the following partial cash activity relating to the sale of one other hotel and leasehold interests in four hotels:

			1999
Proceeds:			
Cash, net of closing costs			$ 703,677
Notes receivable			825,000
			1,528,677
Basis of assets sold:			
Property and equipment, net			896,829
Leasehold interests, net			655,009
Note payable			(525,000)
			1,026,838
Gain on sales, net			$ 501,839

During 1999, the Company recorded the following partial cash activity relating to the acquisition of management contracts on nine hotel properties:

			1999
Costs:			
Cash			$ 506,041
Common stock issued – 65,378 shares			392,268
Allocated to deferred costs			$ 898,309

(Continued)

1459648v3

BUCKHEAD AMERICA CORPORATION
AND SUBSIDIARIES
Consolidated Statement of Cash Flows
Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

During 1999, the Company acquired additional control in a partnership which owns a hotel property subject to mortgage notes payable. Prior to 1999, the Company's investment in the partnership had been accounted for on the equity method. Due to the increase in control, the 1999 financial statements include the accounts of the partnership on a consolidated basis. The noncash impact on investing and financing activities of consolidating the partnership in 1999 was as follows:

Investing:		
Increase in property and equipment, net	$	3,956,581
Decrease in investments in partnerships		(365,907)
	$	3,590,674
Financing:		
Increase in notes payable	$	3,091,339
Increase in minority interests		502,015
Other, net		(2,680)
	$	3,590,674

See accompanying notes to consolidated financial statements.

(1) The Company

Buckhead America Corporation (the Company) was created in December 1992 and effectively commenced operations on January 1, 1993. The Company operates in the hospitality industry and its principal holdings include hotels, loans, leasehold interests and other investments secured by hotels, hotel management contracts, hotel franchising rights, and other related assets. Its principal product is the Country Hearth Inn midpriced hotel franchise system.

The primary activities of the Company involve the franchising of the Country Hearth Inn chain, limited-service hotel management and the operation, development, and sales of hotel properties.

The Company's operations did not generate sufficient cash to cover its current obligations during 2001. The Company used proceeds from sales of its operating assets in order to remain liquid and implemented a plan to discontinue its hotel management segment, a personnel reduction, a salary deferment program, and other cost reduction strategies. The Company has also negotiated extensions, and sometimes reductions, of certain of its obligations.

These activities are ongoing and management believes that the negative cash flow from operations will be significantly reduced in 2002, but will still be negative. Thus, the Company's program of selling assets is continuing. Current economic conditions affecting the hospitality industry are not favorable and the Company did not receive its invested values from sales occurring in 2001 and expects similar results for sales occurring in 2002. During the fourth quarter of 2001, economic conditions affecting the hospitality industry worsened, and the Company accordingly recognized significant write-downs of various assets in the fourth quarter of 2001.

As of March 29, 2002, the Company was in default of certain of its note payable obligations. Management is continuing negotiations with creditors for extensions and/or reductions of obligations. Management believes that it is possible that current obligations in 2002 could be met through assets sales and restructuring of certain obligations. However, no assurance can be given that such activities will be successful. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. They also include, on a consolidated basis, the accounts of two partnerships and one company controlled by the Company, each of which owns a hotel subject to a nonrecourse mortgage. The accounts of these entities are consolidated on a gross basis with the minority interests reflected separately on a net basis. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and revenues and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(Continued)

(b) ***Revenue Recognition***

Hotel revenues are recognized as earned, which is generally defined as the date upon which a guest occupies a room and utilizes the hotel's services.

Initial franchise fees are recognized as income upon receipt as the Company generally has no future obligations associated with the initial fees. The Company also receives continuing royalty, marketing, and other fees based upon a percentage of each franchisee's room revenues. These continuing fees are recognized when earned. Management fees are generally based on a percentage of each managed hotel's gross revenues and are recognized when earned.

Investment income is recognized as earned. Changes in the market value of investments classified as trading securities are included in investment income.

(c) ***Cash and Cash Equivalents***

Cash and cash equivalents include demand and savings deposits with financial institutions and cash on hand. Restricted cash includes funds held by trustees for the benefit of the Company or its creditors. The Company considers all highly liquid instruments with maturities of less than three months to be cash equivalents.

(d) ***Investment Securities***

The Company has classified all of its investments as either "trading" or "available-for-sale." Available-for-sale securities are recorded at fair value with unrealized gains and losses, net of the related tax effect, reported as other comprehensive income. Trading securities are also recorded at fair value with unrealized gains and losses reported as investment income in the consolidated statements of income (loss). Available-for-sale securities are classified as long-term, while trading securities are classified as current in the accompanying consolidated balance sheets.

(Continued)

(e) *Notes Receivable*

Notes receivable are recorded at cost, less the related general allowance for doubtful accounts and any allowances for impaired notes receivable. The Company, considering current information and events regarding the borrowers' ability to repay their obligations, values its notes receivable, for which it is probable that the Company will be unable to collect the full amount due in accordance with the note agreement, at the present value of the expected future cash flows, market price of the loan, if available, or the value of the underlying collateral, if any. The Company does not accrue interest for notes receivable considered to be impaired. Cash receipts on impaired notes receivable is either applied against principal or may be reported as interest income depending on management's judgment as to the collectibility of principal.

(f) *Property and Equipment*

Property and equipment is stated at cost, less accumulated depreciation.

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Property and equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. Estimated useful lives of property and equipment are as follows:

Buildings	25 to 40 years
Furniture, fixtures, and equipment	5 to 10 years
Leasehold improvements	5 to 20 years

(g) *Property, Equipment, and Leasehold Interests Held for Sale*

Property, equipment, and leasehold interests held for sale are stated at the lower of cost or fair value less costs to sell. Fair value of property and leasehold interests held for sale has been determined by the Company based upon current market information. At the date on which a decision is made to dispose of a property or leasehold interest, any amount by which the carrying amount of an asset exceeds the fair value less cost to sell is reported as a provision for impairment. Due to the intent of the Company to dispose of such properties and leasehold interests in the short-term, the properties, leasehold interests, and all related notes payable are initially reflected as current in the accompanying consolidated balance sheets. Properties and leasehold interests which have remained held for sale for more than one year and are not under contract for sale are classified as concurrent. The Company has the ability to remove such properties and leasehold interests from operations at the current time.

(h) *Deferred Costs*

Deferred costs include the costs associated with the acquisition of trademark rights and franchise licenses which are amortized on a straight-line basis over the estimated useful lives of the assets, which range from 10 to 20 years. Deferred costs also include unamortized note payable issuance costs which are amortized over the term of the related notes payable. Deferred costs also included the acquisition costs of long-term hotel management contracts which are amortized over the related terms of the contracts.

(i) *Leasehold Interests*

Leasehold interests are intangible assets that represent the right to operate certain hotel properties, inclusive of the right to use the properties under existing lease agreements, and are stated at cost, less

(Continued)

accumulated amortization. Amortization is calculated on the straight-line method over the terms of the related leases.

(j) Other Assets

Other assets primarily consist of deposits and investments in partnerships or corporate joint ventures other than those which are consolidated due to control. Investees in which the Company has the ability to exercise significant influence are accounted for using the equity method.

(k) Treasury Stock

Treasury stock is stated at cost. In noncash exchanges, fair value represents cost.

(l) Marketing Costs

The Company incurs costs for various marketing and advertising efforts. All costs related to marketing and advertising are expensed in the period incurred. Marketing costs amounted to $984,972, $1,235,054, and $1,156,983 for the years ended December 31, 2001, 2000, and 1999, respectively, and are included in franchise operations expense ($60,436, $335,147, and $101,161, respectively) and in hotel operations expense ($924,536, $899,907, and $1,055,822, respectively) in the accompanying consolidated statements of income (loss).

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized when it appears it is more likely than not that some or all of deferred tax assets will not be realized.

(n) Fair Value of Financial Instruments

Management believes that the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and current portions of notes receivable and payable are reasonable approximations of their fair value because of the short-term nature of these instruments.

The fair value of noncurrent portions of notes receivable is determined as the present value of expected future cash flows discounted at the interest rate currently offered by the Company, which approximates rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk. Based on this valuation methodology, management believes that the carrying amount of the noncurrent portions of notes receivable is a reasonable approximation of its fair value.

Investment securities (both trading and available-for-sale) are stated at fair value in the accompanying consolidated balance sheets. These fair values are based on quoted market prices at the reporting date for those or similar investments.

The fair value of the Company's noncurrent portions of notes payable is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers. Based on this valuation methodology, management believes that the carrying amount of the noncurrent portions of notes payable is a reasonable estimation of its fair value.

(o) ***Stock Options***

The Company accounts for its stock options in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, which encourages entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and record compensation expense on the date of grant only if the current market price of the underlying stock exceeds the exercise price. In addition, pro forma net income and pro forma earnings per share disclosures for employee stock option grants must be provided as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company continues to apply the provisions of APB Opinion No. 25 and provides the pro forma disclosures required by SFAS No. 123.

(p) ***Impairment of Long-Term Assets***

Property and equipment, deferred costs and leasehold interests are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(q) ***Comprehensive Income (Loss)***

Comprehensive income (loss) of the Company consists of net income (loss) and net unrealized losses on investment securities available for sale (other comprehensive loss) and is presented in the consolidated statements of shareholders' equity and comprehensive income (loss). Other comprehensive loss does not affect the Company's consolidated results of operations.

(r) ***Reportable Segments***

The Company reports both quantitative and qualitative information regarding its reportable operating segments. Operating segments are determined by assessing what information is reviewed by the chief operating decision maker in evaluating the performance of the Company.

The Company has determined its reportable operating segments to be hotel operations, management, and franchising and has presented the required information for each of these segments. During 2001, the Company committed to a plan to dispose of its management segment.

(s) ***Discontinued Operations***

The Company reports its results of discontinued operations in accordance with APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. Under APB Opinion No. 30, since the Company has determined to discontinue the management segment of its business, the net results of operations and cash flows from the management segment are segregated and reported separately from the results of operations and cash flows from continuing operations. Additionally, costs associated with the phasing out of the management segment and the expected

(Continued)

losses to be sustained during the phase out period have been accrued and reported as an additional component of discontinued operations.

(t) Reclassifications

Certain reclassifications have been made to the 2000 and 1999 balances to conform with the presentation used in 2001.

(u) Effect of New Accounting Pronouncements

In June 2001, SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*, was issued. SFAS No. 141 requires the use of purchase accounting for all business combinations entered into after June 30, 2001. The Company adopted the provisions of SFAS No. 141 as of July 1, 2001; however, there was no material impact on the Company's financial position, results of operations, or cash flows. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The Company is required to adopt the provisions of SFAS No. 142 as of January 1, 2002. The Company does not expect any material impact on the Company's financial position, results of operations, or cash flows from the adoption of SFAS No. 142 due to the fact that there is no goodwill recorded in the consolidated financial statements.

In August 2001, SFAS No. 143, *Accounting for Asset Retirement Obligations*, was issued. SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and for the related retirement costs. SFAS No. 143 is required to be adopted on January 1, 2003. Management does not anticipate that the adoption of SFAS No. 143 will have a material impact on the Company's financial position, results of operations or cash flows.

In October 2001, SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*, was issued. SFAS No. 144 supersedes and amends SFAS No. 121 and relevant portions of APB Opinion No. 30. SFAS No. 144 is required to be adopted on January 1, 2002. Management does not anticipate that the adoption of SFAS No. 144 will have a material impact on the Company's financial position, results of operations or cash flows.

(3) Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2001 and 2000 included the following:

	2001	2000
Unrestricted cash:		
Operating accounts, money market funds, and overnight investments	$ 189,175	$ 660,304
Hotel operating accounts, savings accounts, and cash on hand	106,351	302,721
	295,526	963,025
Restricted cash – mortgage-related escrows	329,479	382,646
	$ 625,005	$ 1,345,671

Mortgage-related escrows are standard reserve accounts held by or on behalf of the holders of mortgages on certain Company properties (note 8). Such amounts are restricted to the payment of insurance, property taxes, and/or property and equipment replacements and enhancements relating to the mortgaged properties.

(Continued)

(4) Investment Securities

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value for trading and available-for-sale securities by investment type and class of investment at December 31, 2001 and 2000, are as follows:

	2001			
	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Trading securities:				
Equity securities	$ 9,332	$ 16,488	$ (3,401)	$ 22,419
Third-party managed funds	184,701	—	(16,442)	168,259
	$ 194,033	$ 16,488	$ (19,843	$ 190,678

	2000			
	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Trading securities:				
Equity securities	$ 9,332	$ 14,728	$ (3,377)	$ 20,683
Third-party managed funds	179,118	2,949	—	182,067
	188,450	17,677	(3,377)	202,750
Available-for-sale securities – equity securities	288,000	—	(245,229)	42,771
Total	$ 476,450	$ 17,677	$ (248,606)	$ 245,521

Equity securities are primarily concentrated in hospitality related companies.

The available-for-sale securities were acquired in 1998 in connection with the purchase of certain leases (note 7) and are restricted as to their sale. During 2001, it was determined that these securities had experienced an other-than-temporary impairment. Therefore, the Company has recognized a writedown of $288,000 in the accompanying consolidated statement of income (loss) for 2001. Other comprehensive loss in 2000 consists of an unrealized loss on available-for-sale securities of $97,206. There was no change in this unrealized loss in 1999.

Third party managed funds consist of trading securities held by a Rabbi Trust for the benefit of certain employees who participate in a Company deferred compensation plan. Such funds are restricted to the payment of deferred compensation liabilities. Such liabilities are included in "other liabilities" in the accompanying consolidated balances sheets at amounts equal to the fair value of the restricted funds. None of the third-party managed funds are invested in the common stock of the Company.

Proceeds from the sale of trading securities were $27,297, $1,133,099, and $3,500,000 in 2001, 2000, and 1999, respectively. Net realized gross gains (losses) calculated on a specific identification basis and included in investment income were $(2,505), $114,510, and $39,377 in 2001, 2000, and 1999, respectively.

(Continued)

(5) Notes Receivable

Notes receivable at December 31, 2001 and 2000 consist of the following:

	2001		
	Secured	Other Notes	Total
Principal	$ 4,585,403	779,282	5,364,685
Less allowances	380,110	437,185	817,295
	4,205,293	342,097	4,547,390
Less current portions	459,252	216,765	676,017
Noncurrent portions	$ 3,746,041	125,332	3,871,373
Number of notes	23	11	34

	2000		
	Secured	Other notes	Total
Principal	$ 3,899,005	1,004,361	4,903,366
Less allowances	284,071	92,080	376,151
	3,614,934	912,281	4,527,215
Less current portions	388,908	443,147	832,055
Noncurrent portions	$ 3,226,026	469,134	3,695,160
Number of notes	19	15	34

The secured notes are primarily collateralized by mortgages and leasehold interests on hotel properties.

Seven notes with aggregate balances of $1,945,302 as of December 31, 2001, collateralized by leasehold interests on hotel properties, have been pledged by the Company as collateral for a line-of-credit with a bank (note 8).

The recorded investment in impaired notes receivable as of December 31, 2001 and 2000 was $83,950 and $906, respectively, and the Company has fully reserved for these notes. Cash received in payment of impaired notes amounted to $-0- in 2001 and 2000, and $16,174 in 1999.

The activity in the allowance for doubtful notes receivable for the years ended December 31, 2001, 2000, and 1999 was as follows:

	2001	2000	1999
Allowance for doubtful notes receivable at beginning of year	$ 376,151	376,151	376,151
Additions charged to bad debt expense	478,964	—	16,174
Write-downs charged against the allowance	(37,820)	—	—
Collections on impaired notes	—	—	(16,174)
Allowance for doubtful notes receivable at end of year	$ 817,295	376,151	376,151

(Continued)

(6) Property, Equipment, and Leasehold Interests Held for Sale and Other Property and Equipment

Property and leasehold interests held for sale at December 31, 2001 and 2000 consist of the following:

		2001	2000
Current:			
Property and equipment (six hotels at December 31, 2001 and 13 hotels at December 31, 2000)	$	12,682,360	20,194,012
Leasehold interests (one hotel at December 31, 2001 and four hotels at December 31, 2000)		814,755	2,879,591
Other, principally land		—	323,443
Allowance for impairment		(2,957,862)	(2,123,529)
	$	10,539,253	21,273,517
Noncurrent:			
Property and equipment (seven hotels at December 31, 2001)	$	12,275,358	—
Leasehold interests (one hotel at December 31, 2001)		1,331,852	—
Other, principally land		115,501	—
Allowance for impairment		(4,307,482)	—
	$	9,415,229	—

(Continued)

Other property and equipment at December 31, 2001 and 2000 consist of the following:

		2001	2000
Owned hotel properties (nine in 2000):			
Land and buildings	$	—	19,583,047
Furniture, fixtures, and equipment		—	2,307,322
		—	21,890,369
Accumulated depreciation		—	(1,481,080)
		—	20,409,289
Leased hotel properties (nine in 2001 and 11 in 2000):			
Leasehold improvements		417,929	282,169
Furniture, fixtures, and equipment		526,307	158,612
		944,236	440,781
Accumulated depreciation		(139,342)	(80,267)
		804,894	360,514
Other:			
Land		—	39,317
Other, principally office furniture, fixtures, and other equipment		419,470	348,581
		419,470	387,898
Accumulated depreciation		(257,724)	(190,625)
		161,746	197,273
	$	966,640	20,967,076

In 1999, the Company completed the sale of the Country Hearth Inn located in Orlando, Florida for $13.5 million. The Company held an approximate 59% interest in the partnership which owned the hotel in addition to holding franchise and hotel management contracts relating to the operation of the property. After retirement of an approximate $4.4 million first mortgage loan, payment of certain fees, costs, bonuses, and minority interest shares, the Company's share of net proceeds was approximately $5.5 million. The Company continued to operate the property under an agreement with Orange County, Florida (the purchaser) until January 2001 at which time the property was demolished to make way for expansion of the Orange County Convention Center.

The Company's share of the 1999 gain on sale, net of the minority interests' share approximated $3.1 million. The Company also received franchise termination fees and hotel management fees of approximately $640,000 and $605,000, respectively. Such fees were included in the Company's franchising and management operating segments.

During 1999, the Company began to actively market for sale five hotel properties. The statement of income for the year ended December 31, 1999 includes a provision for impairment of $373,529 which represented management's estimate of losses expected to be incurred in connection with the hotel sales. One of the hotel properties was sold in 1999 resulting in a loss of $123,529 which was charged to the allowance for impairment. As of December 31, 1999, four properties with an aggregate net carrying value of $8,114,083 remained held for sale. In January 2000, another hotel property was sold resulting in a charge to the remaining allowance for impairment of $176,471.

(Continued)

As of December 31, 2000, the Company had 13 properties and four leasehold interests classified as held for sale. The Company recorded additional provisions for impairment of $2,050,000 relating to these hotels. Also, the Company recorded a $250,000 impairment provision relating to certain leasehold interests which were not held for sale (note 7).

During 2001, the Company continued to market its owned and leased hotels and classified almost all of its owned and leased hotels as held for sale. During 2001, the Company sold nine owned hotels, sold the leasehold interest in one hotel, sold three parcels of land, and negotiated the termination of seven long-term leases relating to hotel properties previously operated by the Company. Additionally, the Company sold leasehold interests in two of its owned hotel properties. The leases include purchase options, one of which was exercised in February 2002.

In connection with the sales mentioned above, the Company incurred net losses of $1,218,185 which were charged to previously established impairment allowances. Also, the Company recorded a loss of $280,778 in connection with the termination of seven long-term hotel leases. Such amount is also included in the 2001 results of operations. In connection with the 2001 sales, aggregate notes payable were reduced by $9,586,153 and the Company generated net cash proceeds of $3,271,909 and notes receivable of $975,000. Related to certain of these sales, the Company agreed to guarantee mortgage notes assumed by the buyer and remains contingently liable with respect to certain lease payments should the buyer default (notes 8 and 9).

Additionally, during the fourth quarter of 2001, the Company incurred losses of $1,394,921 on the sale of two of the sold hotel properties for which no impairment allowances had previously been provided. Such amount is included in the 2001 results of operations.

During the fourth quarter of 2001, economic conditions affecting the hospitality industry worsened significantly. The Company evaluated the carrying values of its 13 owned and two leased hotel properties which are classified as held for sale as of December 31, 2001. The Company recorded additional impairment provisions of $6,360,000 relating to these hotels in the fourth quarter of 2001. As of December 31, 2001, aggregate impairment allowances amounted to $7,265,344.

(Continued)

Revenues and expenses included in the consolidated financial statements for the years ended December 31, 2001, 2000, and 1999 relating to the properties sold during those years were as follows:

		2001	2000	1999
Hotel revenues	$	5,773,690	13,760,811	16,128,205
Less:				
Hotel operations expense		4,268,306	11,010,298	11,700,623
Rent		1,547,552	1,729,174	1,973,773
Depreciation		185,874	604,749	818,908
Interest		450,318	1,023,306	1,421,497
(Loss) income before income taxes	$	(678,360)	(606,716)	213,404

Revenues and expenses for the years ended December 31, 2001, 2000, and 1999 relating to the properties held for sale were as follows:

		2001	2000	1999
Hotel revenues	$	8,515,798	7,536,758	7,355,149
Less:				
Hotel operations expense		6,911,042	5,966,881	5,362,617
Rent		162,919	160,410	160,410
Depreciation		402,225	740,648	763,004
Interest		1,723,717	1,366,715	1,177,725
Loss before income taxes	$	(684,105)	(697,896)	(108,607)

The revenues and expenses relating to hotel properties held for sale are included in the Company's hotel operations business segment (note 16).

All of the Company's owned hotel properties are encumbered by mortgage obligations (note 8).

(Continued)

(7) Deferred Costs, Leasehold Interests, and Other Assets

Deferred costs at December 31, 2001 and 2000 consist of the following:

		2001	2000
Country Hearth Inn franchise system:			
Trademark rights	$	584,300	584,300
Franchise licenses		939,778	939,778
Other deferred costs		260,400	260,400
		1,784,478	1,784,478
Accumulated amortization		(842,333)	(716,333)
		942,145	1,068,145
Hotel management contract acquisition costs		—	1,254,027
Accumulated amortization		—	(161,886)
		—	1,092,141
Notes payable acquisition costs, net		207,686	375,175
	$	1,149,831	2,535,461

Hotel management contract acquisition rights were written off in connection with the Company's plan to discontinue its hotel management operating segment (note 16) and litigation related to the management contracts. Discontinued operations expenses in 2001 include $1,092,141 relating to the amortization and write-off of such costs.

Leasehold interests represent the cost of leasehold rights in real property acquired by the Company and consist of the following at December 31, 2001 and 2000:

		2001	2000
Leasehold interests	$	—	1,028,635
Accumulated amortization		—	(108,105)
		—	920,530
Allowance for impairment		—	(250,000)
	$	—	670,530

During 2001, the Company negotiated the termination of seven long-term leases on hotel properties. As a result, the Company recorded a loss of $280,778 in 2001 which is included in losses on property sales and lease terminations (note 6). The Company recorded a $250,000 provision for impairment in 2000 relating to these leases because a lender had initiated foreclosure activities against the owner on two of the properties.

The Company's remaining two leasehold interests are classified as property, equipment, and leasehold interests held for sale.

During 1999, the Company sold four leasehold interests in hotel properties. The Company received net proceeds of approximately $500,000 in cash and $825,000 in notes receivable. The notes receivable are secured by the related leasehold interests. The Company recorded approximately $500,000 in gains in connection with those sales. The Company remains contingently liable for rent payments due in accordance with the leases on certain of the properties (note 9).

(Continued)

Other assets at December 31, 2000 consist of investments in joint ventures and partnerships.

Investments in joint ventures/partnerships consists of investments in five partnership entities, each of which owns a single hotel property. The Company accounts for its interests on the equity method and recognized aggregate losses from these entities of $130,807, $812,654, and $131,065 during 2001, 2000, and 1999, respectively. Such losses are included in hotel operations expense in the Company's hotel operations business segment (note 16). One of the partnerships sold its hotel in 2000 and is no longer active. The aggregate losses described above include losses from this partnership of $587,558 and $87,056 in 2000 and 1999, respectively.

(8) Notes Payable

Notes payable at December 31, 2001 and 2000 consist of the following:

		2001	2000
Variable rate mortgage notes	$	990,028	2,866,907
Fixed rate mortgage notes		16,485,558	24,963,189
Unsecured subordinated notes		1,154,613	1,286,991
Convertible debenture notes, net of unamortized discount		4,980,555	4,960,555
Bank note		1,000,000	850,000
Other notes payable		33,549	113,082
Capital lease obligations (note 9)		121,081	115,997
		24,765,384	35,156,721
Less current portions		15,227,767	18,803,712
Noncurrent portions of notes payable	$	9,537,617	16,353,009

The variable rate mortgage notes at December 31, 2001 consist of two notes secured by one hotel property. The notes bear interest at prime plus 1% (6.0% at December 31, 2001), require aggregate monthly payments of $12,479, and mature at various dates through 2015.

(Continued)

The fixed rate mortgage notes at December 31, 2001 consist of 13 notes secured by 12 hotel properties. The notes bear interest at rates ranging from 8.25% to 10.25% (weighted average at December 31, 2001 of 9.15%). The notes require aggregate monthly payments of $161,920 and mature at various dates through 2020.

The unsecured subordinated notes consist of three notes which are due in varying amounts of monthly and quarterly payments and mature at various dates through December 2005. The stated balances represent the present value of amounts to be paid at a discount rate of 9%.

The convertible debentures, which were issued to investment funds managed by a related party (note 14), consist of five notes aggregating $5,000,000 net of unamortized original issue discount of $19,445 in 2001 and $39,445 in 2000. The notes bear interest at 8%, are unsecured, require quarterly interest only payments, and mature in December 2002. Under the debenture agreements, the holders also have certain rights of conversion (note 10).

The bank note at December 31, 2001 consists of the remaining balance of a revolving line of credit which had expired. In February 2002, the balance was reduced to $625,000 and a new note was executed. The new note bears interest at prime plus 2% and requires monthly payments of $20,827 through February 2005.

The combined aggregate amount of maturities for all notes payable for each of the next five years and thereafter is as follows:

Year ending December 31:		
2002	$	15,227,767
2003		762,004
2004		692,507
2005		468,305
2006		325,669
Thereafter		7,289,132
		24,765,384

Current portions of notes payable include $8,158,542 relating to seven notes secured by six hotel properties classified as currently held for sale (note 6). The actual amount required to be paid in the year 2002 under the terms of these notes is $2,550,903.

The Company remains contingently liable on three mortgage notes payable on which the Company is guarantor relating to properties sold in 2000 and 2001. The notes' balances at December 31, 2001 were approximately $3.7 million and the notes are due in aggregate monthly installments of $34,318 until 2018.

(9) Leases

The Company leases certain equipment under agreements that are classified as capital leases. The leases have remaining terms ranging from one to four years and have purchase options at the end of the original lease terms.

Capital lease assets included in property and equipment at December 31, 2001 and 2000 are as follows:

	2001	2000
Furniture, fixtures, and equipment	$ 152,905	134,531
Accumulated amortization	(27,961)	(20,240)
	$ 124,944	114,291

The Company operates several of its locations in leased facilities. These leases are treated as operating leases and have terms ranging from 10 to 30 years with options to renew at varying terms. Certain of the leases provide for contingent payments based upon a percent of revenues. Some leased vehicles and equipment are also classified as operating leases.

Future minimum payments, by year and in the aggregate, under noncancelable capital leases and operating leases with initial or remaining terms of one year or more consist of the following at December 31, 2001:

	Capital leases	Operating leases
Year ending December 31:		
2002	$ 41,036	$ 1,301,995
2003	41,036	1,012,598
2004	41,036	983,213
2005	34,196	925,916
2006	—	843,649
Subsequent years	—	6,748,940
Total minimum lease payments	$ 157,304	$ 11,816,311
Amounts representing interest	36,223	
Present value of net minimum payments	121,081	
Current portions	25,627	
Long-term capitalized lease obligation	$ 95,454	

Rental expense, including contingent rentals of $4,810 in 2001, $116,052 in 2000, and $176,774 in 1999, and net of sublease rentals of $122,921 in 2000 and $78,040 in 1999, for all operating leases was $2,862,803 in 2001, $3,190,125 in 2000, and $3,350,064 in 1999.

(Continued)

Leases described in the preceding paragraphs include leases between the Company and an operating company whose principal shareholder was a director and executive officer of the Company. Such amounts totaled $61,586 in 2001, $62,402 in 2000, and $60,512 in 1999. Total future minimum payments under this related party lease amount to $311,464. The Company also has lease agreements with certain other related parties (note 14).

The Company remains contingently liable for future minimum rental payments totaling $1,926,825 ($610,177 in 2002, $598,511 in 2003, $360,488 in 2004, and $357,649 in later years) on sold leasehold interests (note 7) and on subleased and assigned properties and equipment in the event of default by the purchasers, sublessees and/or assignees.

(10) Capital Structure and Net Income (Loss) Per Share

Preferred Stock

In connection with an acquisition in 1997, the Company issued 30,000 shares of Series A (par value $100) preferred stock. The Series A preferred stock was nonvoting and accrued cumulative dividends at the rate of 10% per annum, payable when and to the extent declared by the Company's board of directors. Pursuant to a settlement agreement finalized in 2000, all of the outstanding shares of Series A preferred stock were exchanged for an equal number of shares of Series B (par value $100) preferred stock. The Series B preferred stock is nonvoting and accrues cumulative dividends at the rate of 9.25% per annum, payable when and to the extent declared by the Company's board of directors. All accrued but unpaid dividends of the Series B preferred stock must be paid in full before any cash dividend may be declared on the Company's common stock. As of December 31, 2001, there was $92,500 of cumulative preferred dividends in arrears.

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of the Series B preferred stock shall be entitled to receive, prior and in preference to any distribution to the holders of the Company's common stock, an amount equal to the par value of the preferred shares held plus any unpaid cumulative dividends.

At any time after September 17, 2004, each holder of Series B preferred stock may convert any or all such stock, at par, into common shares of the Company. The conversion price for such common shares shall be the market price of such shares immediately prior to conversion.

At any time after September 17, 2004, the Company may convert all of the Series B preferred stock, at 110% of par, into common shares of the Company. The conversion price for such common shares shall be the market price of such shares immediately prior to conversion. If the Company converts the Series B preferred stock into common shares of the Company, the holders of such converted shares have certain rights for a limited time period to put the shares back to the Company for cash.

Convertible Debentures

The convertible debentures (note 8) are convertible into common shares of the Company any time at the option of the holder at a price of $9 per share. If all such debentures were converted, an additional 555,555 shares of common stock would be issued.

(Continued)

Net Income (Loss) Per Share

The following tables set forth the computations of basic and diluted income (loss) per common share for the years ended December 31, 2001, 2000, and 1999:

	2001					
		Continuing operations		Discontinued operations		Net loss
Basic and diluted:						
Numerator:						
Loss	$	(11,748,017)	$	(2,675,406)	$	(14,423,423)
Less preferred stock dividends		(277,500)		—		(277,500)
Numerator for per common share amounts (basic and diluted)	$	(12,025,517)	$	(2,675,406)	$	(14,700,923)
Denominator for per common share amounts (basic and diluted):						
Actual weighted average shares outstanding		2,016,672		2,016,672		2,016,672
Loss per common share (basic and diluted)	$	(5.96)	$	(1.33)	$	(7.29)

	2000			
		Continuing operations	Discontinued operations	Net loss
Basic and diluted:				
Numerator:				
Loss	$	(7,666,973)	(606,148)	(8,273,121)
Less preferred stock dividends		(277,500)	—	(277,500)
Numerator for per common share amounts (basic and diluted)	$	(7,944,473)	(606,148)	(8,550,621)
Denominator for per common share amounts (basic and diluted):				
Actual weighted average shares outstanding		2,022,946	2,022,946	2,022,946
Loss per common share (basic and diluted)	$	(3.93)	(0.30)	(4.23)

(Continued)

	1999		
	Continuing operations	Discontinued operations	Net income
Basic:			
Numerator:			
Income	$ 1,392,049	276,908	1,668,957
Less preferred stock dividends	(300,000)	—	(300,000)
Numerator for basic per common share amounts	$ 1,092,049	$ 276,908	$ 1,368,957
Denominator for basic per common share amounts:			
Actual weighted average shares outstanding	1,983,114	1,983,114	1,983,114
Basic income per common share	$ 0.55	0.14	0.69
Diluted:			
Numerator:			
Numerator for basic per common share amounts	$ 1,092,049	276,908	1,368,957
Add back preferred stock dividends (assumed converted)	300,000	—	300,000
Add back debenture interest, net of tax (assumed converted)	248,000	—	248,000
Numerator for diluted per common share amounts	$ 1,640,049	276,908	1,916,957
Denominator:			
Actual weighted average shares outstanding	1,983,114	1,983,114	1,983,114
Effect of dilutive securities:			
Preferred stock	558,423	558,423	558,423
Convertible debentures	555,555	555,555	555,555
Outstanding stock options	30,189	30,189	30,189
Denominator for diluted per common share amounts	3,127,281	3,127,281	3,127,281
Diluted income per common share	$ 0.52	0.09	0.61

The assumed conversion of the convertible preferred stock, convertible debentures, and in-the-money stock options was excluded from the computation of the diluted per common share computations in 2001 and 2000 because the effect would be antidilutive.

(11) Other Expense

During the fourth quarter of 2000, the employment of an executive officer and certain other officers and employees of the Company terminated. The Company recognized severance and other one-time costs relating to such terminations of $207,000 in 2000.

(Continued)

(12) Income Taxes

Total income tax expense (benefit), principally Federal and all deferred, recognized differs from the amount computed by applying the U.S. Federal income tax rate of 34% to pretax income (loss) before discontinued operations as a result of the following:

		2001	2000	1999
Computed "expected" tax expense (benefit)	$	(3,994,000)	(1,635,000)	772,000
Increase (reduction) in income taxes resulting from:				
State taxes, net of Federal tax effect		(470,000)	(192,000)	91,000
Increase in valuation allowance for deferred tax assets		5,481,000	4,845,000	65,000
Portion of valuation allowance increase attributable to discontinued operations		(1,017,000)	(230,000)	—
Other		—	71,328	(48,000)
	$	—	2,859,328	880,000

At December 31, 2001, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $16.6 million which are available to offset future taxable income, if any, and expire at dates from 2006 through 2021.

(Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2001 and 2000 are presented below:

		2001	2000
Deferred tax assets:			
Notes and accounts receivable allowances	$	430,000	128,000
Asset impairment allowances		2,405,000	890,000
Net operating loss and AMT carryforwards		5,836,000	3,536,000
Partnership basis differences		660,000	650,000
Effect of state income taxes		1,060,000	523,000
Other		442,000	45,000
Total deferred tax assets		10,833,000	5,772,000
Less valuation allowance		(10,453,000)	(4,972,000)
Deferred tax assets		380,000	800,000
Deferred tax liabilities – Acquired property and equipment basis differences		(380,000)	(800,000)
Net deferred tax assets	$	—	—

The valuation allowance for deferred tax assets as of December 31, 2001 and 2000 was $10,453,000 and $4,972,000, respectively. The net change in the total valuation allowance for the year ended December 31, 2001 was an increase of $5,481,000, for the year ended December 31, 2000 was an increase of $4,845,000, and for the year ended December 31, 1999 an increase of $65,000.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by the Company during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in determining the valuation allowance.

(13) Stock Option Plans

The Company's various Stock Option Plans authorized the issuance of options for up to 520,000 shares of the Company's common stock. Granted options vest one-third immediately, one-third on the first anniversary of the grant date, and one-third on the second anniversary of the grant date. The exercise price for all options represents the fair value of the common stock at the grant date. Plan options terminate ten years after vesting, or earlier under certain conditions.

(Continued)

The granted stock option activity is as follows:

	Number of shares		Weighted average exercise price
Balance December 31, 1998	296,000	$	5.91
Granted in 1999	93,000		5.26
Exercised in 1999	(26,000)		3.89
Forfeited in 1999	(52,000)		6.59
Balance December 31, 1999	311,000		5.77
Granted in 2000	118,000		4.95
Exercised in 2000	—		—
Forfeited in 2000	(81,000)		6.04
Balance December 31, 2000	348,000		5.43
Granted in 2001	—		—
Exercised in 2001	—		—
Forfeited in 2001	(38,000)		5.53
Balance December 31, 2001	310,000	$	5.42

The following table summarizes information concerning stock options outstanding as of December 31, 2001:

	Outstanding				Exercisable		
Range of exercise prices	Shares	Weighted average remaining life		Weighted average exercise price	Shares		Weighted average exercise price
$ 3.44	60,000	4.3 years	$	3.44	60,000	$	3.44
4.31 – 6.13	25,000	6.0 years		5.17	23,333		5.23
6.88	45,000	6.5 years		6.88	45,000		6.88
7.37	51,000	7.5 years		7.37	51,000		7.37
5.25	57,000	8.4 years		5.25	57,000		5.25
5.00	72,000	8.4 years		5.00	48,000		5.00
	310,000		$	5.42	284,333	$	5.46

No compensation expense has been recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value methodology prescribed under SFAS No. 123, the Company's net loss would have been increased by approximately $117,000 or approximately $0.06 per common share (basic and diluted) in 2001, and $168,000 or approximately $0.08 per common share (basic and diluted) in 2000 and the Company's net income would have been reduced by approximately $113,000 or approximately $0.06 per common share (basic) and $0.04 per common share (diluted) in 1999. The effects of either recognizing or disclosing compensation cost under SFAS No. 123 may not be representative of the effects on reported net income for future years. The fair value of options granted during 2000 and 1999 is estimated as $1.57 per share, and $1.65 per share, respectively, on the dates of grant

(Continued)

using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0%, volatility 20%, risk-free interest rate of 6.0%, and an expected life of five years.

(14) Related Party Transactions

The Company acted as administrator and was a beneficiary of the Days Inns of America, Inc. (Days Inns) Chapter 11 bankruptcy. The Company also acted as trustee for the Days Inns Creditors' Trust. The Company was reimbursed $100,000 in 2001, 2000, and 1999 for expenses incurred related to the Creditors' Trust. Other operating and administrative expenses in the accompanying 2001, 2000, and 1999 consolidated statements of income are presented net of such amounts.

Other notes receivable (note 5) at December 31, 2000 includes $72,316 due from a former officer and director of the Company. Such note bore interest at 10% and was fully repaid in March 2001.

The convertible debentures (notes 8 and 10) were issued to investment funds managed by a subsidiary of Bay Harbour Management, formerly known as Tower Investment Group, Inc. (Bay Harbour). Bay Harbour owns or controls approximately 32.6% of the Company's outstanding common stock. An executive officer of Bay Harbour is on the Company's board of directors.

A director of the Company is a principal in a hotel brokerage company. Such company acted as the broker in the sales of hotels in which the Company owned or held an interest and received aggregate commissions of $403,250 in 2001, $210,875 in 2000, and $63,000 in 1999 in connection therewith.

In conjunction with various agreements with Marion and Cass St. Corporation (Cassland), owned by a significant shareholder, the Company was required to advance a total of $135,000 per hotel property constructed by Cassland. The Company then operates the properties under operating leases. As of December 31, 2001, the Company had net advances to Cassland of $684,082. These advances are recorded as notes receivable with interest accruing at a rate of 8% per annum. Hotel operations expense in 2001, 2000, and 1999 includes rent expense of $463,114, $374,642, and $220,049, respectively, to Cassland.

(15) Litigation

In April 2001, nine management contracts relating to hotels owned by affiliates of Quality Lodging LLC were purportedly terminated by the hotel owners. The Company is contesting the validity of such terminations and is seeking to recover damages through arbitration and litigation. The defendants have alleged certain counterclaims and presently the outcome of the dispute is uncertain. Discontinued operations' loss from operations of hotel management segment in 2001 includes charges of approximately $1.1 million relating to the termination of these contracts.

(Continued)

(16) Operating Segments and Discontinued Operations

The Company conducted recurring operations in three segments of the limited-service hotel industry – hotel franchising, hotel management, and hotel operations. The Company generates additional revenues and results of operations from hotel development activities.

Hotel franchising involves the selling and servicing of rights and licenses comprising the Country Hearth Inn lodging system. Revenues include initial fees and continuing royalty, marketing and reservation fees from Company owned and leased hotels and from unaffiliated customers. Continuing fees are based on each franchised hotel's room revenues.

Hotel management involved the oversight of day-to-day hotel operations and accounting for limited-service and some full-service hotels. Revenues included continuing fees from Company owned and leased hotels and from unaffiliated customers. Continuing fees were based on each managed hotel's revenues.

Hotel operations involves the operations of Company owned and leased hotels. Revenues are generated from unaffiliated hotel guests. Hotel operations also include the Company's share (equity method) of unconsolidated entities which also operate hotels and the minority interests' share of consolidated entities' results which are included in hotel operations.

Hotel development activities involve the development and construction or purchase of existing hotel properties and subsequent sale thereof along with related activities such as servicing notes receivable generated from sales. Corporate activities are generally administrative and also include all interest income and expense which does not specifically relate to other segment operations.

Franchise and management fees were charged to Company owned and leased hotels at the same rates as charged to unaffiliated customers and were eliminated in consolidation.

During the fourth quarter of 2001, the Company adopted a plan to discontinue its hotel management activities. The Company terminated its management contracts relating to hotels owned by third parties and entered into management contracts with an unrelated company for the management of Company owned and leased hotels. The Company continues to perform certain accounting functions relating to these hotels and anticipates that all such activities will be discontinued during the second quarter of 2002. Remaining assets of the discontinued segment are not significant. Remaining liabilities of the discontinued segment primarily consist of lease obligations and severance. The estimated costs associated with such obligations have been accrued and are included in the 2001 estimated loss on disposal of hotel management segment.

(Continued)

Condensed operating results, assets, and notes payable related to each segment as of and for the years ended December 31, 2001, 2000, and 1999 are presented below. Segment assets and notes payable exclude intercompany balances which eliminate in consolidation. No specific assets or notes payable relate to development activities and such activities are generally conducted by corporate personnel on a nonrecurring basis. Thus, development results are included with corporate results. Assets of hotel operations and the related notes payable are reflected in the hotel operations segment through the date of sale. Net gains (losses) from such sales are reflected in the development and corporate segment. Capital expenditures in 2001, 2000, and 1999 amounted to $553,010, $3,430,915, and $2,990,276, respectively, and principally related to hotel operations. Income tax expense (benefit) is not allocated to the various segments.

	2001				
	Hotel operations	Hotel franchising	Development and corporate	Eliminations	Consolidated
Revenues	$ 17,517,237	1,975,271	172,574	(739,080)	18,926,002
Expenses	14,039,076	1,122,255	1,924,470	(739,080)	16,346,721
EBITDAR*	3,478,161	853,016	(1,751,896)		2,579,281
Rent	2,621,336	—	—		2,621,336
Depreciation and amortization	686,060	126,000	24,000		836,060
Property losses**	—	—	8,035,699		8,035,699
Interest	2,174,035	—	660,168		2,834,203
(Loss) income before income taxes	$ (2,003,270)	727,016	(10,471,763)		(11,748,017)
Assets***	$ 22,023,869	1,530,396	4,800,338		28,354,603
Notes payable	$ 17,630,216		7,135,168		24,765,384

	2000				
	Hotel operations	Hotel franchising	Development and corporate	Eliminations	Consolidated
Revenues	$ 23,717,220	1,784,142	1,065,673	(911,572)	25,655,463
Expenses	18,785,484	1,233,379	1,847,550	(911,572)	20,954,841
EBITDAR*	4,931,736	550,763	(781,877)		4,700,622
Rent	2,601,020	—	—		2,601,020
Depreciation and amortization	1,457,648	126,000	24,000		1,607,648
Provision for impairment	—	—	2,300,000		2,300,000
Interest	2,390,021	—	609,578		2,999,599
(Loss) income before income taxes	$ (1,516,953)	424,763	(3,715,455)		(4,807,645)
Assets***	$ 44,556,598	1,205,057	5,852,584		51,614,239
Notes payable	$ 28,059,175		7,097,546		35,156,721

(Continued)

		1999				
		Hotel operations	Hotel franchising	Development and corporate	Eliminations	Consolidated
Revenues	$	25,886,594	2,141,373	4,121,761	(809,624)	31,340,104
Expenses		18,770,851	1,120,353	1,702,913	(809,624)	20,784,493
EBITDAR*		7,115,743	1,021,020	2,418,848		10,555,611
Rent		2,858,378	—	—		2,858,378
Depreciation and amortization		1,620,372	120,000	12,000		1,752,372
Provision for impairment		—	—	373,529		373,529
Interest		2,599,222	—	700,061		3,299,283
Income before income taxes	$	37,771	901,020	1,333,258		2,272,049
Assets***	$	45,934,343	1,424,376	9,669,756		57,028,475
Notes payable	$	26,083,007		6,696,335		32,779,342

*Earnings before interest, taxes, depreciation, amortization, and rent.

**Property losses includes provisions for impairment and losses on property sales and lease terminations.

***Excludes hotel management segment.

(Continued)

Supplementary Financial Information

Selected Quarterly Financial Data

The following selected quarterly financial data was derived from the unaudited condensed consolidated financial statements of Buckhead America Corporation and subsidiaries included in the Company's Form 10-Q's for the quarterly periods ended March 31, June 30, and September 30, 2001 and from the audited consolidated financial statements for the years ended December 31, 2001 and 2000 which are included herein. The selected quarterly financial data should be read in conjunction with such consolidated financial statements, including the notes to those financial statements, which are incorporated by reference herein.

	2001			
	First Qtr	Second Qtr	Third Qtr	Fourth Qtr
Total revenues (excluding discontinued operations)	$ 4,737,712	5,505,070	5,442,996	3,240,224
EBITDAR* (excluding discontinued operations)	570,432	1,399,746	1,331,659	(722,556)
Net income (loss)	(1,382,541)	(434,732)	(450,508)	(12,155,642)
Net income (loss) per common share – diluted		(0.25)	(0.26)	(6.06)

	2000			
	First Qtr	Second Qtr	Third Qtr	Fourth Qtr
Total revenues (excluding discontinued operations)	$ 6,338,273	6,732,684	7,489,719	5,094,787
EBITDAR* (excluding discontinued operations)	1,481,893	1,817,532	1,937,287	(536,090)
Net income (loss)	(232,215)	10,888	19,511	(8,071,305)
Net income (loss) per common share – diluted		(0.03)	(0.03)	(4.02)

* Earnings before interest, taxes, depreciation, amortization, and rent

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

(Continued)

PART III

All information required by **Part III (Items 10, 11, 12, and 13)** is incorporated by reference to the Company's definitive proxy statement relating to the 2002 Annual Meeting of Stockholders.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) List of documents filed as part of this report.

(1) Financial Statements

Independent Auditors' Report
Consolidated Balance Sheets as of December 31, 2001 and 2000
Consolidated Statements of Income (Loss) for the Years ended December 31, 2001, 2000, and 1999
Consolidated Statements of Shareholders' Equity (Deficit) and Comprehensive Income (Loss) for the Years ended December 31, 2001, 2000, and 1999
Consolidated Statements of Cash Flows for the Years ended December 31, 2001, 2000, and 1999
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

All financial statement schedules are omitted since the required information is either not applicable, or is not significant, or is included in the consolidated financial statements and notes thereto.

(3) Index to Exhibits

Exhibit	Description
2.1	Stock Purchase Agreement dated as of March 7, 1997 among the Registrant, The Lodge Keeper Group, Inc. ("Lodge Keeper") and the Stockholders of Lodge Keeper. (Incorporated by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.)
2.2	Agreement of Merger dated as of March 11, 1997 among the Registrant, BLM-RH, Inc., Hatfield Inns, LLC, Guy Hatfield, Dorothy Hatfield, and Hatfield Inns Advisors, LLC. (Incorporated by reference to Appendix B to the Registrant's Definitive Proxy Statement filed with the Securities and Exchange Commission on June 9, 1997.)
2.3	Second Amendment to Agreement of Merger, dated as of September 17, 1997 among the Company, BLM-RH, Inc., Hatfield Inns, LLC, Guy Hatfield, Dorothy Hatfield, and Hatfield Inn Advisors, LLC. (Incorporated by reference to Exhibit 2.1.1 to the Registrant's Current Report on Form 8-K filed October 8, 1997.)
2.4	Post Closing Amendment to Agreement of Merger, dated as of May 31, 2000 among the Company, BLM-RH, Inc., Hatfield Inns, LLC, Guy Hatfield, Dorothy Hatfield, and Hatfield Inn Advisors, LLC. (Incorporated by reference to Exhibit 2.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.)
3.1	Articles of Incorporation. (Incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form 10-SB (No. 0-22132) which became effective on November 22, 1993.)
3.2	Certificate of Amendment of Certificate of Incorporation. (Incorporated by reference to Exhibit 3(i)(a) to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994.)

(Continued)

3.3	Certificate of Amendment of Certificate of Incorporation (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement filed with the Securities and Exchange Commission on June 9, 1997.)
3.4	Certificate of Amendment of Certificate of Incorporation (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement filed with the Securities and Exchange Commission on May 5, 1998.)
3.5	By-Laws – Amended and Restated as of June 27, 1994. (Incorporated by reference to Exhibit 3(ii) to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994.)
4.1	Form of Stock Certificate (Incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8 (No. 333-58375) filed on July 2, 1998.
4.2	Certificate of Designation, Preference and Rights of Series A Preferred Stock of the Registrant. (Incorporated by reference to Exhibit 3.1(c) to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997.)
4.3	Certificate of Designation, Preferences and Rights of Series B Preferred Stock of the Registrant. (Incorporated by reference to Exhibit 4(i) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.)
10.1	Employment Agreement dated as of June 30, 1993 between the Company and Douglas C. Collins. (Incorporated by reference to Exhibit 6.2 to the Registrant's Registration Statement on Form 10-SB (No.022132) which became effective on November 22, 1993.)
10.2	First Amendment to Douglas C. Collins Employment Agreement. (Incorporated by reference to Exhibit 10(ii)(b) to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995.)
10.3	Second Amendment to Douglas C. Collins Employment Agreement. (Incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999.)
10.4	Employment Agreement dated as of June 30, 1993 between the Company and Robert B. Lee. (Incorporated by reference to Exhibit 10(ii)(c) to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995.)
10.5	First Amendment to Robert B. Lee Employment Agreement. (Incorporated by reference to Exhibit 10(ii)(d) to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995.)
10.6	Second Amendment to Robert B. Lee Employment Agreement. (Incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999.)
10.7	Employment Agreement dated as of May 8, 1997 between the Company and Ronald L. Devine. (Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999.)
10.8	First Amendment to Ronald L. Devine Employment Agreement. (Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999.)
10.9	Ronald L. Devine Termination Agreement. (Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.)

(Continued)

10.10	1995 Stock Option Plan. (Incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement dated April 25, 1995.)
10.11	1997 Employee Stock Option Plan (Incorporated by reference to Annex 1 to the Registrant's Definitive Proxy Statement filed with the Securities and Exchange Commission on June 9, 1997.)
10.12	1998 Employee Stock Option Plan (Incorporated by reference to Annex 1 to the Registrant's Definitive Proxy Statement filed with the Securities and Exchange Commission on May 5, 1998.)
10.13	1999 Employee Stock Option Plan (Incorporated by reference to Annex 1 to the Registrant's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 29, 1999.)
10.14	2000 Employee Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.)
21*	Subsidiaries of the Company
22*	Accountants' Consent

---

* Filed herewith

(b) Reports on Form 8-K

The Company has not filed any reports on Form 8-K during the last quarter of the period covered by this report.

(c) Exhibits

The required exhibits as listed in Item 14(a)3 - "Index to Exhibits" herein follows.

(d) Financial Statement Schedules

None. See Item 14(a)2 herein.

(Continued)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)	BUCKHEAD AMERICA CORPORATION	
By: (Signature and Title):	/s/ Douglas C. Collins Douglas C. Collins President & Chief Executive Officer	/s/ Robert B. Lee Robert B. Lee Senior Vice President & Chief Financial & Accounting Officer
Date:	March 29 , 2002	March 29 , 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: (Signature and Title)	Date
/s/ Douglas C. Collins Douglas C. Collins Director	March 29, 2002
David C. Glickman Director	March 29, 2002
/s/ Robert B. Lee Robert B. Lee Director	March 29, 2002
/s/ David B. Mumford David B. Mumford Director	March 29, 2002
/s/ William K. Stern William K. Stern Director	March 29, 2002
/s/ Steven A. Van Dyke Steven A. Van Dyke Director	March 29, 2002

INVESTOR INFORMATION

Transfer Agent

EquiServe Trust Company
c/o EquiServe
P. O. Box 43010
Providence, RI 02940-3010

Shareholder Inquiries: Tel. No. 781-575-3400
Website: http://www.equiserve.com

General Counsel

Arnall Golden Gregory LLP
2800 One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309

Auditors

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, Georgia 30308